Exhibit 99.3

PRO FORMA VALUATION REPORT
SECOND-STEP CONVERSION

Pathfinder Bancorp, Inc. | Oswego, New York

PROPOSED HOLDING COMPANY FOR:
Pathfinder Bank | Oswego, New York

Dated as of May 16, 2014

RP FINANCIAL, LC.
Advisory | Planning | Valuation

1100 North Glebe Road Suite 600
Arlington, Virginia 22201
703.528.1700
rpfinancial.com

May 16, 2014

Boards of Directors

Pathfinder Bancorp, M.H.C.

Pathfinder Bancorp, Inc.
Pathfinder Bank

214 West First Street

Oswego, New York 13126

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” (the “Valuation Guidelines”) of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”), the New York Department of Financial Services (“NYDFS”), and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On April 8, 2014, the Boards of Directors of Pathfinder Bancorp, M.H.C. (the “MHC”) and Pathfinder Bancorp, Inc. (“PBHC”) adopted a plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, PBHC, which currently owns all of the issued and outstanding common stock of Pathfinder Bank (the “Bank”), will be succeeded by a new Maryland corporation with the name of Pathfinder Bancorp, Inc. (“Pathfinder Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter also be referred to as Pathfinder Bancorp or the Company, unless otherwise identified as PBHC. As of March 31, 2014, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 60.36% of the common stock (the “MHC Shares”) of PBHC. The remaining 39.64% of PBHC’s common stock is owned by public stockholders.

It is our understanding that Pathfinder Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
May 16, 2014

received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of PBHC will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for the Appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB, the FDIC, the NYDFS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2009 through December 31, 2013 and a review of various unaudited information and internal financial reports through March 31, 2014, and due diligence related discussions with the Company’s management; Bonadio & Co., LLP, the Company’s independent auditor; Luse Gorman Pomerenk & Schick, P.C. the Company’s conversion counsel and Keefe, Bruyette & Woods, Inc., the Company’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Pathfinder Bancorp operates and have assessed Pathfinder Bancorp’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Pathfinder Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Pathfinder Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value of Pathfinder Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Pathfinder Bancorp’s assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Pathfinder Bancorp’s financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in

Boards of Directors
May 16, 2014

particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Pathfinder Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by Pathfinder Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Pathfinder Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Pathfinder Bancorp. The valuation considers Pathfinder Bancorp only as a going concern and should not be considered as an indication of Pathfinder Bancorp’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Pathfinder Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Pathfinder Bancorp’s stock alone. It is our understanding that there are no current plans for selling control of Pathfinder Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Pathfinder Bancorp’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. After accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.39%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ pro forma ownership interest was reduced from 39.64% to 39.23% and the MHC’s ownership interest was increased from 60.36% to 60.77%.

Valuation Conclusion

It is our opinion that, as of May 16, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of PBHC – was $32,909,690 at the midpoint, equal to 3,290,969 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $27,973,240 or 2,797,324 shares at the minimum, $37,846,140 or 3,784,614 shares at the maximum and $43,523,060 or 4,352,306 shares at the super maximum.

Boards of Directors
May 16, 2014

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $20,000,000 equal to 2,000,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $17,000,000 or 1,700,000 shares at the minimum, $23,000,000 or 2,300,000 shares at the maximum and $26,450,000 or 2,645,000 shares at the super maximum,

Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC and PBHC have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.2414 shares of the Company’s stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0552 at the minimum, 1.4276 at the maximum and 1.6417 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Pathfinder Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Pathfinder Bancorp as of March 31, 2014, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of PBHC and the exchange of the public shares for newly issued shares of Pathfinder Bancorp’s common stock as a full public company was determined independently by the Boards of Directors of the MHC and PBHC. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

Boards of Directors
May 16, 2014

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Pathfinder Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Pathfinder Bancorp’s stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Marcus Faust
Managing Director

Gregory E. Dunn

Director

RP® Financial, LC.	TABLE OF CONTENTS
i

TABLE OF CONTENTS
PATHFINDER BANCORP, INC.
PATHFINDER BANK
Oswego, New York

DESCRIPTION		PAGE NUMBER
CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS
Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.2
Balance Sheet Trends		I.5
Income and Expense Trends		I.9
Interest Rate Risk Management		I.12
Lending Activities and Strategy		I.13
Asset Quality		I.15
Funding Composition and Strategy		I.16
Subsidiaries		I.17
Legal Proceedings		I.17

CHAPTER TWO	MARKET AREA ANALYSIS
Introduction		II.1
National Economic Factors		II.1
Market Area Demographics		II.5
Regional Economy		II.7
Unemployment Trends		II.8
Market Area Deposit Characteristics and Competition		II.8

CHAPTER THREE	PEER GROUP ANALYSIS
Peer Group Selection		III.1
Financial Condition		III.6
Income and Expense Components		III.9
Loan Composition		III.11
Interest Rate Risk		III.13
Credit Risk		III.15
Summary		III.15

RP® Financial, LC.	TABLE OF CONTENTS
ii

TABLE OF CONTENTS
PATHFINDER BANCORP, INC.
PATHFINDER BANK
Oswego, New York

(continued)

DESCRIPTION		PAGE NUMBER
CHAPTER FOUR	VALUATION ANALYSIS
Introduction		IV.1
Appraisal Guidelines		IV.1
RP Financial Approach to the Valuation		IV.1
Valuation Analysis		IV.2
1. Financial Condition		IV.2
2. Profitability, Growth and Viability of Earnings		IV.4
3. Asset Growth		IV.6
4. Primary Market Area		IV.6
5. Dividends		IV.8
6. Liquidity of the Shares		IV.8
7. Marketing of the Issue		IV.9
A. The Public Market		IV.9
B. The New Issue Market		IV.13
C. The Acquisition Market		IV.14
D. Trading in Pathfinder Bancorp’s Stock		IV.17
8. Management		IV.17
9. Effect of Government Regulation and Regulatory Reform		IV.18
Summary of Adjustments		IV.18
Valuation Approaches		IV.18
1. Price-to-Earnings (“P/E”)		IV.20
2. Price-to-Book (“P/B”)		IV.21
3. Price-to-Assets (“P/A”)		IV.23
Comparison to Recent Offerings		IV.23
Valuation Conclusion		IV.24
Establishment of the Exchange Ratio		IV.25

RP® Financial, LC.	TABLE OF CONTENTS
iii

LIST OF TABLES
PATHFINDER BANCORP, INC.
PATHFINDER BANK
Oswego, New York

TABLE Number	DESCRIPTION	page

1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.10

2.1	Summary Demographic Data	II.6
2.2	Primary Market Area Employment Sectors	II.7
2.3	Unemployment Trends	II.8
2.4	Deposit Summary	II.9
2.5	Market Area Deposit Competitors	II.10

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.12
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.14
3.6	Credit Risk Measures and Related Information	III.16

4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.15
4.3	Market Pricing Comparatives	IV.16
4.4	Public Market Pricing Versus Peer Group	IV.22

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. Overview and Financial Analysis

Introduction

Pathfinder Bank (the "Bank"), founded in 1859, is a New York-chartered stock savings bank headquartered in Oswego, New York. The Bank is headquartered in Oswego, New York and currently serves Central New York through the main office and seven branch locations. The main office and six branch offices are located in Oswego County and one branch office is located in northern Onondaga County. The Bank intends to add a business banking office in the third quarter of 2014, which will be located in downtown Syracuse. The Bank is subject to regulation and oversight by the Federal Deposit Insurance Corporation (the “FDIC”) and the New York Department of Financial Services (the “NYDFS”). The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the FDIC. Exhibit I-1 is a map of the Bank’s office locations.

The Bank completed its initial public offering on November 15, 1995, pursuant to which it sold 881,666 shares or 46.00% of its outstanding common stock to the public and issued 1,035,000 shares or 54.00% of its common stock outstanding to Pathfinder Bancorp, M.H.C. (the “MHC”). Pathfinder Bancorp, Inc. (“PBHC”), which was originally organized as a Delaware corporation in September 1997, is a federally chartered mid-tier stock holding company of the Bank. PBHC owns 100% of the outstanding common stock of the Bank. Since being formed in 1997, PBHC has been engaged primarily in the business of holding the common stock of the Bank. The MHC and PBHC are subject to supervision and regulation by the Department and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or the “FRB”). At March 31, 2014, PBHC had total consolidated assets of $525.8 million, deposits of $438.4 million and equity of $43.8 million or 8.33% of total assets. PBHC’s audited financial statements for the most recent period are included by reference as Exhibit I-2.

Plan of Conversion

On April 8, 2014, the respective Board of Directors of the MHC and PBHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form. As a result of the conversion, PBHC, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a new Maryland corporation with the name of Pathfinder Bancorp, Inc. (“Pathfinder Bancorp” or the “Company”).

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will also hereinafter be referred to as Pathfinder Bancorp or the Company, unless otherwise identified as PBHC. As of March 31, 2014, the MHC had a majority ownership interest of approximately 60.36% in, and its principal asset consisted of, 1,583,239 common stock shares of Pathfinder Bancorp (the “MHC Shares”). The remaining 1,039,943 shares or approximately 39.64% of Pathfinder Bancorp’s common stock was owned by public shareholders.

It is our understanding that Pathfinder Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of PBHC will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

Strategic Overview

Pathfinder Bancorp maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of consumers and businesses in Oswego County and surrounding counties. Lending activities by the Company have emphasized the origination of mortgage loans, including 1-4 family permanent mortgage loans, commercial real estate loans, multi-family loans, home equity loans and construction loans. Lending diversification by the Company also includes the origination of commercial business loans and consumer loans. In recent years, the Company has focused on growing the commercial real estate and commercial business loan portfolios. The Company’s lending activities are supplemented with investments in securities, which comprise a much smaller portion of the Company’s interest-earning asset composition. Mortgage-backed securities comprise the largest segment of the Company’s investment portfolio. Assets are primarily funded by retail deposits generated through the branch network, with supplemental funding

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

provided by borrowings as an alternative funding source for purposes of managing funding costs, interest rate risk and increasing the Bank’s regulatory capital.

Overall, implementation of the Company’s growth strategies has served to effectively leverage capital and grow net interest income. The Company’s lending markets were adversely impacted by the 2008 national recession and the resulting fallout from the financial crisis that occurred with the implosion of the housing market, pursuant to which the Company experienced credit quality deterioration. Non-performing assets increased from $1.9 million or 0.67% of assets at yearend 2009 to $6.3 million or 1.54% of assets at yearend 2010. Since yearend 2010, the balance of non-performing assets has remained at relatively elevated levels and is viewed to be indicative of the largely stagnant economy in the Company’s lending markets. Non-performing assets totaled $7.7 million or 1.46% of assets at March 31, 2014.

Pathfinder Bancorp’s earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Company has maintained a relatively stable net interest margin; although, since 2011 the Company has experienced some net interest margin compression, as the prolonged low interest rate environment has resulted in yields earned on interest-earnings assets declining more relative to funding costs paid on interest-bearing liabilities. Operating expenses have been maintained at relatively stable levels, as the Company has been relatively effective in leveraging increases in operating expenses associated implementation of growth strategies. Revenues derived from non-interest operating income sources have been a fairly stable contributor to the Company’s core earnings base, with such income consisting mostly of customer service charges on deposit accounts and miscellaneous other charges and commission and fees.

A key component of the Company’s business plan is to complete a second-step conversion offering. The post-offering business plan of the Company is expected to continue to focus on implementing strategic initiatives to develop and grow a full service community banking franchise. Accordingly, Pathfinder Bancorp will continue to be an independent full service community bank, with a commitment to meeting the retail and commercial banking needs of individuals and businesses in Central New York.

The capital realized from the stock offering will increase the Company’s operating flexibility and allow for continued growth of the balance sheet. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Company’s strengthened capital position will also provide more of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

a cushion against potential credit quality related losses, as the Company continues to implement workout strategies to reduce the balance of non-performing assets. Pathfinder Bancorp’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company’s interest-earning assets/interest-bearing liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Pathfinder Bancorp’s funding costs. Additionally, Pathfinder Bancorp’s higher equity-to-assets ratio will enable the Company to pursue expansion opportunities. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would increase market penetration in the markets currently served by the Company or to gain a market presence into nearby complementary markets. The Company will also be better positioned to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and ability to offer stock as consideration. At this time, other than the planned opening of a business banking office in Syracuse, the Company has no specific plans for expansion. The projected uses of proceeds are highlighted below.

•	Pathfinder Bancorp. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into liquid funds held as a deposit at the Bank. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
•	Pathfinder Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Pathfinder Bancorp’s operations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five and one-quarter years. The Company sustained positive asset growth throughout the period covered in Table 1.1, with assets increasing at an annual rate of 8.51% from yearend 2009 through March 31, 2014. Asset growth was primarily sustained by loan growth and was primarily funded by deposit growth. A summary of Pathfinder Bancorp’s key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

Pathfinder Bancorp’s loans receivable portfolio increased at a 6.81% annual rate from yearend 2009 through March 31, 2104, in which loan growth was sustained throughout the period. The Company’s slightly lower loan growth rate compared to its asset growth rate provided for a decrease in the loans-to-assets ratio from 69.79% at December 31, 2009 to 65.26% at March 31, 2014. Net loans receivable at March 31, 2014 totaled $343.1 million, versus $259.4 million at December 31, 2009.

Residential real estate loans, commercial real estate loans and commercial business loans have accounted for most of the Company’s loan growth since yearend 2009, with recent loan growth primarily sustained by growth of commercial real estate loans and commercial business loans. Residential real estate loans comprise the largest segment of the loan portfolio, although the concentration of residential real estate loans decreased from 51.33% of total loans at December 31, 2009 to 48.39% of total loans at March 31, 2014. Comparatively, commercial real estate loans increased from 23.78% of total loans at December 31, 2009 to 29.48% of total loan at March 31, 2014 and over the same time period commercial business loans increased from 13.53% of total loans to 14.84% of total loans. The balance of outstanding home equity loans has declined since yearend 2009, decreasing as a percent of total loans from 9.97% at December 31, 2009 to 6.15% of total loans at March 31, 2014. Consumer lending other than home equity loans and lines of credit has consistently been a minor area of lending diversification for the Company, with the balance of consumer loans increasing modestly since yearend 2009 and decreasing as percent of total loans from 1.37% at December 31, 2009 to 1.14% at March 31, 2014.

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into liquid funds held as a deposit at the Bank. Since yearend 2009, the Company’s

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

Table 1.1
Pathfinder Bancorp, Inc.
Historical Balance Sheet Data

													12/31/09-
													03/31/14
	At Fiscal Year Ended December 31,										At March 31,		Annual.
	2009		2010		2011		2012		2013		2014		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)

Total Amount of:
Assets	$371,692	100.00%	$408,545	100.00%	$442,980	100.00%	$477,796	100.00%	$503,793	100.00%	$525,846	100.00%	8.51%
Cash and cash equivalents	14,631	3.94%	13,763	3.37%	10,218	2.31%	8,665	1.81%	16,575	3.29%	18,933	3.60%	6.25%
Interest earning time deposits	-	0.00%	-	0.00%	2,000	0.45%	2,000	0.42%	500	0.10%	500	0.10%	NM
Investment securities	72,754	19.57%	85,327	20.89%	100,395	22.66%	108,339	22.67%	115,371	22.90%	126,653	24.09%	13.93%
Loans receivable, net	259,387	69.79%	281,648	68.94%	300,770	67.90%	329,247	68.91%	336,592	66.81%	343,143	65.26%	6.81%
Bank owned life insurance	6,956	1.87%	6,915	1.69%	7,939	1.79%	8,046	1.68%	8,268	1.64%	10,108	1.92%	9.19%
FHLB stock	1,899	0.51%	2,134	0.52%	1,528	0.34%	1,929	0.40%	2,440	0.48%	2,035	0.39%	1.64%
Goodwill/Intangible assets	3,840	1.03%	3,840	0.94%	3,840	0.87%	3,840	0.80%	4,554	0.90%	4,551	0.87%	4.08%

Deposits	296,389	79.74%	326,502	79.92%	366,129	82.65%	391,805	82.00%	410,140	81.41%	438,352	83.36%	9.65%
Borrowings	41,155	11.07%	46,155	11.30%	31,229	7.05%	40,119	8.40%	46,008	9.13%	38,981	7.41%	-1.27%

Equity	29,238	7.87%	30,592	7.49%	37,841	8.54%	40,747	8.53%	43,070	8.55%	43,802	8.33%	9.98%
Tangible equity	25,398	6.83%	26,752	6.55%	34,001	7.68%	36,907	7.72%	38,516	7.65%	39,251	7.46%	10.79%

Loans/Deposits		87.52%		86.26%		82.15%		84.03%		82.07%		78.28%

Full Service Banking Offices Open	7		7		8		8		8		8

(1)  Ratios are as a percent of ending assets.

Sources:  Pathfinder Bancorp’s prospectus, audited and unaudited financial statements and RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 24.02% of assets at yearend 2009 to a high of 28.17% of assets at March 31, 2014. As of March 31, 2014, the Company’s cash and investments totaled $148.1 million. Mortgage-backed securities totaling $55.3 million comprised the most significant component of the Company’s investment portfolio at March 31, 2014. The mortgage-backed securities portfolio consists of securities that are guarantee by Government Sponsored Enterprises (“GSEs”). Other investments held by the Company at March 31, 2014 consisted of municipal bonds ($29.3 million), U.S. Government and federal agency obligations ($24.4 million), corporate bonds ($15.8 million), mutual funds ($1.7 million), and common stock equities ($289,000). As of March 31, 2014, the Company maintained $83.7 million of investment securities as available-for-sale and $43.0 million of investment securities as held-to-maturity. The available-for-sale portfolio had a net unrealized gain of $484,000 at March 31, 2014. Exhibit I-4 provides historical detail of the Company’s investment portfolio. The Company also held $500,000 of interest-earning time deposits with other banks, $18.9 million of cash and cash equivalents and $2.0 million of FHLB stock.

The Company also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of Board members and certain officers of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2014, the cash surrender value of the Company’s BOLI equaled $10.1 million or 1.92% of assets.

Over the past five and one-quarter years, Pathfinder Bancorp’s funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From yearend 2009 through March 31, 2014, the Company’s deposits increased at a 9.65% annual rate. Deposit growth was sustained throughout the period covered in Table 1.1 and, overall, deposits increased from $296.4 million or 79.74% of assets at yearend 2009 to $438.4 million or 83.36% of assets at March 31, 2014. Transaction and savings account deposits constitute the largest concentration of the Company’s deposits and have been the primary source of the Company’s deposit growth in recent years.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. Additionally, borrowed funds by the Company were down streamed into the Bank for purposes of increasing regulatory capital. From yearend 2009 through March 31, 2014, the Company’s

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

balance of borrowings ranged from a low of $31.2 million or 7.05% of assets at yearend 2011 to a high of $46.0 million or 9.13% of assets at yearend 2013. As of March 31, 2014, borrowing held by the Company totaled $39.0 million or 7.41% of assets. Overall, borrowings decreased at a 1.27% annual rate from yearend 2009 through March 31, 2014. FHLB advances constitute the primary source of borrowings utilized by the Company, with other borrowings consisting of trust preferred debt and a third party loan to fund the Bank’s Employee Stock Ownership Plan (“ESOP”).

The Company’s equity increased at a 9.98% annual rate from yearend 2009 through March 31, 2014. Capital growth was supplemented with the issuance of $13.0 million of preferred stock in 2011. On September 1, 2011, the Company issued and sold 13,000 shares of senior non-cumulative perpetual preferred stock, Series B (“Series B Preferred Stock”), with a liquidation value of $1,000 per share. The Company sold the Series B Preferred Stock to the U.S. Treasury as part of the Small Business Lending Fund Program (“SBLF”) for an aggregate purchase price of $13,000,000. Non-cumulative dividends on the Series B Preferred Stock accrue at an annual rate of between 1% and 5% for the first four and one-half years and at an annual rate of 9% thereafter. The variable rate is determined based upon changes in the amount of the Company’s “Qualified Small Business Lending” as compared to a baseline level. At March 31, 2014, as a result of the Company’s small business lending activity, the dividend rate was 1.00%. Proceeds from the issuance of the Series B Preferred Stock funded the redemption of the Company’s Series A Preferred Stock issued and sold to the U.S. Treasury Department as part of the Capital Purchase Program. The Company paid $6.8 million to the U.S. Treasury Department to fund the redemption of the Series A Preferred Stock. Overall, comparatively stronger equity growth relative to asset growth increased the Company’s equity-to-assets ratio from 7.87% at yearend 2009 to 8.33% at March 31, 2014. Over the same time period, the Company’s tangible equity-to-assets ratio increased from 6.83% to 7.46%. Goodwill and intangibles resulting from the acquisition of branches and an insurance agency equaled $4.6 million or 0.87% of assets at March 31, 2014. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2014. The addition of stock proceeds will serve to strengthen the Company’s capital position, as well as support growth opportunities. At the same time, the significant increase in Pathfinder Bancorp’s pro forma capital position will initially depress its ROE.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.9

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five years and for the twelve months ended March 31, 2014. The Company’s reported earnings over the past five and one-quarter years ranged a low of $1.6 million or 0.45% of average assets in 2009 to a high of $2.6 million or 0.57% of average assets in 2012. For the twelve months ended March 31, 2014, the Company reported net income of $2.4 million or 0.46% of average assets. Net interest income and operating expenses represent the primary components of the Company’s earnings. Non-interest operating income and loan loss provisions have been fairly stable factors in the Company earnings over the past five and one-quarter years. Non-operating income has primarily consisted of gains on sale and redemption of investments.

Over the past five and one-quarter years, the Company’s net interest income to average assets ratio ranged from a low of 3.06% during the twelve months ended March 31, 2014 to a high of 3.40% during 2011. The decline in the Company’s net interest income ratio since 2011 has beens largely attributable to interest rate spread compression that has resulted from a more significant decrease in the yield earned on interest-earnings assets relative to the cost of interest-bearing liabilities. As the result of the prolonged low interest rate environment, the decline in yield earned on less rate sensitive interest-earning assets has become more significant relative to the decline in rate paid on more rate sensitive liabilities which had more significant downward repricing earlier in the prevailing interest rate environment. Overall, during the past five and one-quarter years, the Company’s interest rate spread decreased from a peak of 3.62% during 2011 to a low of 3.32% during 2013. For the three months ended March 31, 2014, the Company’s interest rate spread increased to 3.38%. The Company’s net interest rate spreads and yields and costs for the past five and one-quarter years are set forth in Exhibit I-3 and Exhibit I-5.

Non-interest operating income as a percent of average assets has also been a fairly stable contributor to the Company’s earnings, ranging from a low of $2.5 million or 0.58% of average assets during 2011 to a high of $2.9 million or 0.73% of average assets during 2010. For the twelve months ended March 31, 2014, non-interest operating income equaled $2.8 million or 0.54% of average assets. Service charges on deposit accounts and other charges, commissions and fees are the primary contributors to the Company’s non-interest operating revenues, which also includes income earned on BOLI, loan servicing fees and debit card interchange fees.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.10

Table 1.2
Pathfinder Bancorp, Inc.
Historical Income Statements

For the Fiscal Year Ended December 31,	For the 12 Months
2009	2010	2011	2012	2013	Ended 03/31/14
Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest income	$17,806	4.96%	$18,139	4.61%	$18,604	4.44%	$18,765	4.02%	$18,883	3.79%	$18,857	3.66%
Interest expense	(6,029)	-1.68%	(4,808)	-1.22%	(4,341)	-1.04%	(3,908)	-0.84%	(3,264)	-0.66%	(3,063)	-0.59%
Net interest income	$11,777	3.28%	$13,331	3.39%	$14,263	3.40%	$14,857	3.18%	$15,619	3.14%	$15,794	3.06%
Provision for loan losses	(876)	-0.24%	(1,050)	-0.27%	(940)	-0.22%	(825)	-0.18%	(1,032)	-0.21%	(953)	-0.17%
Net interest income after provisions	$10,901	3.04%	$12,281	3.12%	$13,323	3.18%	$14,032	3.00%	$14,587	2.93%	$14,841	2.88%

Non-interest operating income	$2,724	0.76%	$2,854	0.73%	$2,451	0.58%	$2,627	0.56%	$2,581	0.52%	$2,794	0.54%
Non-interest operating expense	(11,126)	-3.10%	(11,789)	-3.00%	(13,148)	-3.14%	(13,518)	-2.89%	(14,751)	-2.96%	(15,153)	-2.94%
Net operating income	$2,499	0.70%	$3,346	0.85%	$2,626	0.63%	$3,141	0.67%	$2,417	0.49%	$2,482	0.48%

Non-Operating Income
Gain(loss) on sale and redemption of investments	$805	0.22%	211	0.05%	$791	0.19%	$375	0.08%	$365	0.07%	328	0.06%
Net gains(losses) on sale of loans and OREO	54	0.02%	(45)	-0.01%	(50)	-0.01%	61	0.01%	470	0.09%	444	0.09%
Loss on impairment of invesetments	(693)	-0.19%	-	0.00%	0	0.00%	-	0.00%	-	0.00%	-	0.00%
Net non-operating income	$166	0.05%	$166	0.04%	$741	0.18%	$436	0.09%	$835	0.17%	$772	0.15%

Net income before tax	$2,665	0.74%	$3,512	0.89%	$3,367	0.80%	$3,577	0.77%	$3,252	0.65%	$3,254	0.63%
Income tax provision	(1,050)	-0.29%	(1,007)	-0.26%	(1,044)	-0.25%	(929)	-0.20%	(847)	-0.17%	(836)	-0.16%
Net income (loss) before noncontrolling interest	$1,615	0.45%	$2,505	0.64%	$2,323	0.55%	$2,648	0.57%	$2,405	0.48%	$2,418	0.47%
Net income(loss) attributable to noncontrolling interest	-	0.00%	-	0.00%	-	0.00%	-	0.00%	(1)	0.00%	28	0.01%
Net income (loss)	$1,615	0.45%	$2,505	0.64%	$2,323	0.55%	$2,648	0.57%	$2,406	0.48%	$2,390	0.46%

Adjusted Earnings
Net income	$1,615	0.45%	$2,505	0.64%	$2,323	0.55%	$2,648	0.57%	$2,406	0.48%	$2,390	0.46%
Add(Deduct): Net gain/(loss) on sale	(166)	-0.05%	(166)	-0.04%	(741)	-0.18%	(436)	-0.09%	(835)	-0.17%	(772)	-0.15%
Tax effect (2)	66	0.02%	66	0.02%	296	0.07%	174	0.04%	334	0.07%	309	0.06%
Adjusted earnings	$1,515	0.42%	$2,405	0.61%	$1,878	0.45%	$2,386	0.51%	$1,905	0.38%	$1,927	0.37%

Expense Coverage Ratio (3)	1.06	x	1.13	x	1.08	x	1.10	x	1.06	x	1.04	x
Efficiency Ratio (4)	76.73%	72.82%	78.89%	77.27%	80.87%	81.67%
Effective tax rate	39.40%	28.67%	31.01%	25.97%	26.05%	25.69%

(1)	Ratios are as a percent of average assets.
(2)	Assumes a 40.0% effective tax rate.
(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding non-operating gains).

Sources:  Pathfinder Bancorp’s prospectus, audited & unaudited financial statements and RP Financial calculations

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.11

Operating expenses represent the other major component of the Company’s earnings and have trended higher over the past five and one-quarter years, but have declined slightly as a percent of average assets. Operating expenses increased from $11.1 million or 3.10% of average assets during 2009 to $15.2 million or 2.94% of average assets during the twelve months ended March 31, 2014. The increase in operating expenses was largely related to normal cost increases and adding personnel to implement growth strategies, which included the opening of a branch office in 2011.

Overall, the general trends in the Company’s net interest margin and operating expense ratio since 2009 reflect stability in core earnings, as indicated by the Company’s expense coverage ratios (net interest income divided by operating expenses). Pathfinder Bancorp’s expense coverage ratio equaled 1.06 times during 2009, versus a ratio of 1.04 times during the twelve months ended March 31, 2014. Likewise, Pathfinder Bancorp’s efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of 76.73% during 2009 was slightly more favorable compared to its efficiency ratio of 81.67% during the twelve months ended March 31, 2014.

Over the past five and one-quarter years, loan loss provisions established by the Company have been fairly stable as a percent of average assets ranging from a low of 0.17% during the twelve months ended March 31, 2014 to a high 0.27% during 2010. For the twelve months ended March 31, 2014, the Company established loan loss provisions of $953,000. As of March 31, 2014, the Company maintained valuation allowances of $5.0 million, equal to 0.44% of total loans and 71.59% of non-accruing loans. Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past five and one-quarter years.

Non-operating income and losses have had a varied impact on the Company’s earnings over the past five and one-quarter years, primarily consisting of gains on sale and redemption of investment securities. Gains on the sale of loans and OREO had a more significant impact on the Company’s earnings during 2013 and for the twelve months ended March 31, 2014, while a loss on impairment of investments negatively impacted the Company’s earnings during 2009. For the twelve months ended, net non-operating income equaled $772,000 or 0.15% of average assets and consisted of a $328,000 gain on sale and redemption of investment securities and $444,000 of net gains on the sale of loans and OREO most of which was the realized from the sale of $8.8 million of residential loans during the second quarter of 2013. Overall, the various

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.12

items that comprise the Company’s non-operating income are not viewed to be part of the Company’s core or recurring earnings base.

The Company’s effective tax rate ranged from 25.69% during the twelve months ended March 31, 2014 to 39.40% during 2009. As set forth in the prospectus, the Company’s effective marginal tax rate is 40.0%.

Interest Rate Risk Management

The Company’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Comparatively, the Company’s net interest margin benefits from a declining interest rate environment. As interest rates have remained at or near historically low levels for an extended period of time, the Company has experienced interest spread compression as the average yield earned on interest-earning assets has started to decline more relative to the average rate paid on interest-bearing liabilities. The Company’s interest rate risk analysis indicated that as of March 31, 2014, in the event of a 200 basis point instantaneous and sustained increase in interest rates, net portfolio would decrease by 9.0% which was within policy limits (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through maintaining most investments as available-for-sale, maintaining an investment portfolio with laddered terms and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of adjustable rate loans or shorter-term fixed rate loans. As of December 31, 2013, ARM loans comprised 47.46% of the dollar amount of all fixed rate and adjustable rate loans due after December 31, 2014 (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with ladder terms due within ten years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 64.47% of the Company’s total deposits at March 31, 2014.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.13

increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Pathfinder Bancorp’s lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company’s loan portfolio. Pursuant to the Company’s strategic plan, the Company is pursuing a diversified lending strategy emphasizing commercial real estate loans and commercial business loans as the primary areas of targeted loan growth. Other areas of lending diversification for the Company include construction loans, home equity loans and lines of credit and consumer loans. Exhibit I-9 provides historical detail of Pathfinder Bancorp’s loan portfolio composition for the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Company’s loan portfolio by loan type as of March 31, 2014.

1-4 Family Residential Loans. Pathfinder Bancorp offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans, which are substantially secured by properties in the counties of Oswego and Onondaga. Loans are generally underwritten to secondary market guidelines, so they can sold in the secondary market. The Company’s current philosophy is to retain 1-4 family loan originations for its own portfolio, although the Company sold $8.8 million of 1-4 family loans out of its loans receivable portfolio during the second quarter of 2013. ARM loans offered by the Company have initial repricing terms of one, three or five years and then adjust annually for the balance of the loan term. ARM loans are indexed to the one year Treasury adjusted to a constant maturity. As of March 31, 2014, the Company’s outstanding balance of 1-4 family residential loans totaled $168.4 million or 48.39% of total loans outstanding and included $1.2 million of construction loans for construction of single-family homes.

Home Equity Loans and Lines of Credit. The Company’s 1-4 family lending activities include home equity loans and lines of credit. Home equity loans are originated as fixed rate loans with amortization terms up to 20 years. Home equity lines of credit are tied to the prime rate as published in The Wall Street Journal and are offered for terms of up to a ten year draw period followed by a 20 year repayment period. The Company will originate home equity loans and lines of credit up to a maximum loan-to value (“LTV”) ratio of 80%, inclusive of other liens on the property. If the Company hold the first mortgage on the property, the maximum LTV ratio

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.14

may be increased to 90%. As of March 31, 2014, the Company’s outstanding balance of home equity loans and lines of credit totaled $21.4 million or 6.15% of total loans outstanding.

Commercial Real Estate Loans. Commercial real estate loans consist largely of loans originated by the Company, which are collateralized by properties in the Company’s regional lending area. On a more limited basis, the Company supplements originations of commercial real estate loans with purchased loan participations secured by properties in the Company’s local lending market. Loan participations are subject to the same underwriting criteria and loan approvals as applied to loans originated by the Company. Pathfinder Bancorp generally originates commercial real estate loans up to a LTV ratio of 80% and generally requires a minimum debt-coverage ratio of 1.20 times. The Company offers both fixed and adjustable rate commercial real estate loans, generally for terms of up to 20 years. Adjustable rate loans reprice every three or five years and are typically indexed to the corresponding FHLB of New York advance rate. Most of the Company’s adjustable rate commercial real estate loans reprice every five years and amortize over terms of 20 years. Properties securing the commercial real estate loan portfolio include apartments, office buildings, mixed-use properties, 1-4 family investment properties, warehouses and retail properties. As of March 31, 2014, the Company’s outstanding balance of commercial real estate loans totaled $102.6 million equal to 29.48% of total loans outstanding.

Construction Loans. Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences and commercial/multi-family properties. The Company’s 1-4 family construction lending activities consist of construction loans, which convert to a permanent loan at the end of the construction period. Residential and commercial construction loans are interest only loans during the construction period and are generally offered up to a maximum LTV ratio of 80% of the appraised value of the completed property. As of March 31, 2014, Pathfinder Bancorp’s outstanding balance of construction loans equaled $1.2 million or 0.35% of total loans outstanding.

Commercial Business Loans. The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Expansion of commercial business lending activities is a desired area of loan growth for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. Commercial business loans offered

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.15

by the Company consist of floating lines of credit indexed to The Wall Street Journal prime rate and fixed rate term loans. Depending on the collateral securing the loan, commercial loans are originated up to a maximum LTV ratio of 80% of the value of the collateral securing the loan. The commercial business loan portfolio consists substantially of loans secured by business assets such as accounts receivable, inventory, equipment, furniture and fixtures and other business assets. The Company also originates working capital lines of credit to finance the short-term cash flow needs of businesses and municipal loans are term loans and typically unsecured. As of March 31, 2014, Pathfinder Bancorp’s outstanding balance of commercial business loans equaled $51.6 million or 14.84% of total loans outstanding.

Consumer Loans. The Company’s diversification into consumer lending has been limited, with such loans generally consisting of automobile loans and other installment loans, loans secured by deposits and unsecured personal loans. As of March 31, 2014, Pathfinder Bancorp’s outstanding balance of consumer loans equaled $4.0 million or 1.14% of total loans outstanding.

Asset Quality

Historically, the Company’s lending emphasis on lending in local and familiar markets generally supported maintenance of relatively favorable credit quality measures. However, with the onset of the national recession and bursting of the housing bubble in 2008, the Company experienced elevated levels of problems assets. Over the past five and one-quarter years, Pathfinder Bancorp’s balance of non-performing assets ranged from a low of $2.5 million or 0.67% of assets at yearend 2009 to a high of $7.7 million or 1.46% of assets at March 31, 2014. As shown in Exhibit I-11, non-performing assets at March 31, 2014 consisted of $7.0 million of non-accruing loans and $699,000 of foreclosed real estate. Non-accruing commercial real estate loans comprised the largest concentration of the non-performing loan balance, accounting for $3.8 million or 54.66% of total non-accruing loans at March 31, 2014. The second largest concentration of non-accruing loans consisted of 1-4 family permanent mortgage loans totaling $1.9 million or 26.82% of total non-accruing loans at March 31, 2014.

To track the Company’s asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Company

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.16

establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2014, the Company maintained loan loss allowances of $5.0 million, equal to 1.44% of total loans outstanding and 71.59% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary funding source and at March 31, 2014 deposits accounted for 91.83% of the Company’s combined balance of deposits and borrowings. Exhibit I-12 sets forth the Company’s deposit composition for the past three and one-quarter years. Transaction and savings account deposits constituted 64.47% of total deposits during at March 31, 2014, as compared to 58.12% of total deposits at December 31, 2011. The increase in the concentration of core deposits comprising total deposits since 2011 was realized through core deposits increasing at a faster rate relative to CD growth. The largest source of core deposit growth since 2011 has been money market deposits, followed by growth of demand deposits and saving account deposits. Money market deposits comprised 21.45% of total deposits and 33.27% of core deposits at March 31, 2014.

The balance of the Company’s deposits consists of CDs, which equaled 35.53% of total deposits at March 31, 2014 compared to 41.88% of total deposits at December 31, 2011. Pathfinder Bancorp’s current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). The CD portfolio totaled $155.7 million at March 31, 2014 and $113.7 million or 72.98% of the CDs were scheduled to mature in one year or less. Exhibit I-13 sets forth the maturity schedule of the Company’s CDs as of March 31, 2014. As of March 31, 2014, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $86.9 million or 55.77% of total CDs. The Company held $40.5 million of brokered CDs at March 31, 2014.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk, as well as increasing the Bank’s regulatory capital. Borrowings totaled $39.0 million at March 31, 2014 and consisted of $17.0 million of short-term FHLB advances, $16.0 million of long-term FHLB advances, $5.2 million of junior subordinated debentures and an $826,000 ESOP loan payable. At March 31, 2014, the weighted average interest rate on the FHLB advances was 1.43%. Long-term FHLB advances had laddered terms extending out to five years. The Company’s junior subordinated debentures consist of an issuances of trust preferred securities (“Statutory Trust II”). Statutory Trust II pays a cumulative quarterly distribution at a rate per annum equal to three month LIBOR (25 basis

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.17

points at March 31, 2014) plus 1.65% for a total of 1.90% at March 31, 2014. Statutory Trust II matures in 2037. Exhibit I-14 provides further detail of the Company’s borrowings activities during the past three and one-quarter years.

Subsidiaries

In addition to the Bank, the Company is the parent company of Statutory Trust II. Statutory Trust II was formed in connection with the issuance of $5.2 million of trust preferred securities. The Bank has four operating subsidiaries – Pathfinder Commercial Bank, Pathfinder REIT, Inc., Pathfinder Risk Management Company, Inc. and Whispering Oaks Development Corp.

Pathfinder Commercial Bank is a limited commercial bank subsidiary, which serves the depository needs of municipalities and public entities in its market area. New York law requires municipal deposits to be held only by commercial banks.

Pathfinder REIT, Inc., a New York Corporation, is a wholly-owned real estate investment trust subsidiary. At March 31, 2014, Pathfinder REIT, Inc. held $16.8 million in mortgages and mortgage related assets.

Whispering Oaks Development Corp., a New York corporation, was formed in the case of a need to operate or develop foreclosed real estate emerges.

Pathfinder Risk Management, Inc. was established to record the 51% controlling interest upon the December 2013 purchase of the Fitzgibbons Agency, LLC, an Oswego County property and casualty and life and health insurance brokerage business with approximately $500,000 in annual revenues.

Legal Proceedings

Periodically, the Company has been involved in routine legal proceedings in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company’s financial condition, results of operations and cash flows.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

Pathfinder Bancorp is headquartered in Oswego, New York and currently serves Central New York through the main office and seven branch locations. The main office and six branch offices are located in Oswego County and one branch office is located in northern Onondaga County. The Company intends to add a business banking office in Onondaga County, which will be located in downtown Syracuse. Oswego is 40 miles north of Syracuse. Details regarding the Company’s office properties are set forth in Exhibit II-1.

Oswego, which currently maintains a population of approximately 18,000, is located on Lake Ontario and is known as the Port City of Central New York. Manufacturing and the State University of New York College at Oswego constitute the basis of local economy. Future growth opportunities for Pathfinder Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company’s market area, and the resultant impact on value.

National Economic Factors

The future success of the Company’s operations is partially dependent upon various national and local economic trends. Manufacturing activity grew for a fifth consecutive month in October 2013, with the PMI index rising to its highest level in more than two years. Service sector activity also continued to expand in October. The employment report for October showed that 204,000 jobs were added, while the October unemployment rate edged up to 7.3%. Despite the partial government shutdown in early-October, retail sales increased in October. Existing home sales declined in October, which was viewed as a potential sign that rising interest rates were starting to weigh on the housing recovery. The pace of manufacturing activity accelerated further in November, while service sector activity grew at a slightly lower rate in November. Employment growth remained steady in November, with 203,000 jobs being added and the November unemployment rate hitting a five year low of 7.0%. New and existing home sales were down slightly in November compared to October, as home buyers faced higher interest rates and an increase in home prices. Bolstered by a rebound in consumer

RP® Financial, LC.	MARKET AREA
II.2

confidence, retail sales for November showed a healthy increase from October, While manufacturing activity expanded at a slightly lower rate in December, the PMI readings for November and December were the highest and second highest for 2013. Similarly, December service sector activity also grew at a slightly lower rate compared to November. December job growth was the lowest in almost three years, as only 74,000 jobs were added in December. However, the December unemployment rate dropped to 6.7%, which was mostly attributable to people leaving the labor force. Fourth quarter GDP increased at a 3.2% annual rate (subsequently revised to 2.6%).

The pace of manufacturing activity slowed considerably in January 2014, with the PMI reading declining 5.2 points to 51.3. Comparatively, January service sector activity expanded at a slight faster pace, with PMI reading of 56.7 compared to 55.7 in December. January was the second straight month of weak job growth, with a tepid gain of 113,000 jobs. The January unemployment rate dipped to 6.6% in January. Existing home sales in January declined to the lowest level since July 2012, while new home sales were up solidly in January. January 2014 home prices were up 0.9% from December and up 12.0% from a year ago January. Manufacturing activity accelerated in February, with the PMI registering 53.2. Comparatively, February service sector activity expanded at a slower pace in February, decreasing from a reading of 54.0 for January to 51.6 for February. Job growth picked-up in February, as the U.S. economy added 175,000 jobs. However, as more peoples entered the labor force, the February unemployment rate ticked up to 6.7%. Despite poor weather conditions in many areas of the U.S., retail sales rose slightly in February. Sales of existing and new homes were both lower in February compared to January, which was in part attributable to rising mortgage rates and higher home prices. Home prices were up 12.2% in February compared to a year ago. Manufacturing activity expanded for the tenth consecutive month in March, with the March PMI of 53.7 reflecting a slight increase compared to February. Similarly, service sector activity expanded at a slightly faster rate in March compared to February. Job growth was up slightly in March, with a total of 192,000 added during the month. However, the March unemployment rate remained at 6.7%. A healthy increase in March retail sales offered evidence of an improving economy. Sales of existing homes were down slightly in March compared to February, while new single-family home sales were down 14.5% from February to March. However, March pending home sales were up 3.4% in March compared to February, marking the first gain in nine months. First quarter GDP growth fell short of expectations, as the U.S. economy increased at a modest 0.1% annual rate during the quarter.

RP® Financial, LC.	MARKET AREA
II.3

Manufacturing and non-manufacturing activity both accelerated in April 2014, providing more evidence that the economy was regaining momentum. The April jobs report showed a healthy pick-up in hiring with 288,000 jobs added and the April unemployment rate declined to 6.3%, but most of the decline was due to fewer job seekers as more people elected to drop out of the labor force. In early-May 2014 testimony before Congress, Federal Reserve Chairwoman Janet Yellen stated that the economy was on track for solid growth in the current quarter; although, a slowdown in housing that became evident in late-2013 showed few signs of reviving. The modest 0.1% increase in April sales provided an indication that the rebound in the U.S. was losing momentum.

In terms of interest rates trends over the past few quarters, Treasury yields dipped lower at the beginning of October 2013 as hiring in the private sector increased less than expected during September. Stalled negotiations in Washington to avert the first ever default on the U.S. debt pushed Treasury yields higher going into mid-October, which was followed by a rally in Treasury bonds on news of an agreement in Washington that raised the debt ceiling and avoided an imminent default by the U.S. Government. A weaker than expected jobs report for September furthered the downward trend in interest rates, as investors became more confident that the Federal Reserve would leave its bond buying program unchanged. A sharp decline in October consumer confidence and an October employment report that continued to reflect a relatively slow pace of job growth provided for a stable interest rate environment at the end of October and into early-November. Long-term Treasury yields edged higher in mid-November and then stabilized for the balance of November, as investors reacted to generally favorable October economic data and Congressional testimony by the Federal Reserve Chairman nominee Janet Yellen, in which she stated for a continuation of the Federal Reserve’s stimulus efforts. Signs of the economic recovery gaining momentum and the Federal Reserve’s mid-December announcement that it would begin to taper its stimulus program provided for a general upward trend in interest rates throughout December, with the 10-year Treasury yield edging above 3.0% in late-December.

Interest rates eased lower at the start of 2014, with the 10-year Treasury yield dipping below 3.0%. The weaker-than-expected jobs report for December furthered the downward trend in long-term Treasury yields heading into mid-January. The downward trend in long-term Treasury yields continued through the balance of January, as investors sought the safe haven of Treasury bonds amid turmoil in emerging markets and soft jobs data. The Federal Reserve concluded its late-January meeting by voting to scale back its bond buying program by another

RP® Financial, LC.	MARKET AREA
II.4

$10 billion. Soft economic data provided for a stable interest rate environment through most of February, which was followed by a slight decline in long-term Treasury yields in late-February as investors responded to a decline in February consumer confidence and a downward revision to fourth quarter GDP. Stronger-than-expected job growth reflected in the February employment report and an increase in February manufacturing activity translated into Treasury yields edging higher during first half of March. A lower reading for March consumer confidence provided for a slight dip in the 10-year Treasury yield in mid-March, which was followed by an up-tick in the 10-year Treasury yield at the conclusion of the Federal Reserve’s March meeting and announcement that the Federal Reserve decided to trim its bond buying program by another $10 billion to $55 billion in monthly bond purchases. Long-term Treasury yields stabilized in the closing weeks of the first quarter.

Treasury yields edged higher in early-April 2014, as employment data for March showed job growth accelerating, and then declined slightly going into mid-April. Interest rates stabilized through the balance of April, as inflation remained in check and economic data generally reflected a continuation of sluggish economic growth. The Federal Reserve trimmed its monthly bond purchase program by another $10 billion to a total of $45 billion in monthly bond purchases at the end of April. The 10-year Treasury yield dropped to six month lows in early- and mid-May, as investors moved into safe haven investments amid geopolitical fears, uncertainty over global economic growth and data indicating that the U.S. economy was growing at a tepid pace. As of May 16, 2014, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.09% and 2.52%, respectively, versus comparable year ago yields of 0.12% and 1.87%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in May 2014, GDP growth was projected to come in at 2.4% in 2014 and increase to 2.9% in 2015. The unemployment rate was forecasted to fall to 6.1% in December 2014 and continue to decline to 5.8% in June 2015 An average of 215,000 jobs were projected to be added per month during 2014. On average, the economists did not expect the Federal Reserve to begin raising its target rate until mid-2015 at the earliest and the 10-year Treasury yield would increase to 3.28% at the end of 2014. The surveyed economists also forecasted home prices would rise by 5.4% in 2014. Housing starts were forecasted to continue to trend slightly higher in 2014.

RP® Financial, LC.	MARKET AREA
II.5

Market Area Demographics

Key demographic and economic indicators in the Company’s market area include population, number of households and household/per capita income levels. Demographic data for Oswego and Onondaga Counties, as well as comparative data for New York and the U.S., are provided in Table 2.1. The market area is characterized by two different market types. Onondaga County represents a densely populated blend of urban and suburban markets, whilst Oswego County has a smaller population base that is largely suburban and rural in nature. Both primary market area counties displayed relatively stable population and household figures over the past three years, with population and household growth rates falling below the comparable national and state growth rates. The slow demographic growth stems from a regional economy where overall job growth has been limited by the lack of new economic activity. Population and household growth rates for Oswego County are projected to remain below the comparable growth rates for the U.S. and the state of New York for the next five years, while projected population and household growth rates for Onondaga County are projected to approximate the comparable New York growth rates.

Compared to the U.S. and the state of New York, median and per capita income figures were lower in Oswego County, which is indicative of the somewhat rural nature of Oswego County that tends to facilitate a lower cost of living relative to the more densely populated urban and suburban markets in the state of New York. Comparatively, income measures for Onondaga County, which includes the Syracuse metropolitan area, were comparable to the U.S. measures. Over the next five years, household and per capita income growth rates for Oswego and Onondaga Counties are projected to be in line with the comparable New York and U.S growth rates.

The less affluent nature of Oswego County is further implied by household income distribution measures, which show that in comparison to Onondaga County as well as New York and the U.S., Oswego County maintains a higher percentage of households with incomes of less than $50,000 and a lower percentage of households with incomes upwards of $100,000. Age distribution measures for Oswego County were fairly consistent with the age distribution measures for New York and the U.S., while Onondaga County has a slightly older population relative to Oswego County, New York and the U.S.

RP® Financial, LC.	MARKET AREA
II.6

Table 2.1
Pathfinder Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate
	2010	2013	2018	2010-2013	2013-2018
				(%)	(%)
Population (000)
USA	308,746	314,468	323,986	0.6%	0.6%
New York	19,378	19,553	19,878	0.3%	0.3%
Oswego, NY	122	123	122	0.1%	-0.1%
Onondaga, NY	467	469	476	0.1%	0.3%

Households (000)
USA	116,716	118,979	122,665	0.6%	0.6%
New York	7,318	7,390	7,526	0.3%	0.4%
Oswego, NY	46	47	47	0.2%	0.0%
Onondaga, NY	188	189	192	0.2%	0.3%

Median Household Income ($)
USA	NA	51,314	56,895	NA	2.1%
New York	NA	55,170	62,961	NA	2.7%
Oswego, NY	NA	47,429	53,138	NA	2.3%
Onondaga, NY	NA	51,316	57,860	NA	2.4%

Per Capita Income ($)
USA	NA	27,567	29,882	NA	1.6%
New York	NA	31,695	34,449	NA	1.7%
Oswego, NY	NA	23,468	25,725	NA	1.9%
Onondaga, NY	NA	29,171	31,859	NA	1.8%

2013 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
USA	19.4	27.5	26.7	17.1	9.4
New York	17.8	28.0	27.1	17.2	9.9
Oswego, NY	17.6	28.1	27.0	18.4	8.9
Onondaga, NY	17.9	27.8	26.0	17.8	10.4

2013 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
USA	24.0	24.6	30.2	21.2
New York	22.4	23.0	28.1	26.5
Oswego, NY	23.8	28.3	32.6	15.3
Onondaga, NY	22.7	26.0	29.8	21.6

Source: SNL Financial

RP® Financial, LC.	MARKET AREA
II.7

 Regional Economy

The Company’s primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, healthcare, manufacturing and government serving as the basis of the regional economy. Service jobs represented the largest employment sector in both of the primary market area counties, followed by wholesale/retail trade. Once the backbone of the regional economy, the manufacturing sector has experienced job erosion since the 1970s. The loss of manufacturing jobs has been a major contributing factor that has limited population growth in the region. Major private employers in the Company’s market area include Entergy Nuclear Northeast, Novelis, Constellation, NRG and Huhtamaki. The State University of New York College at Oswego and Oswego Health both play a significant role in the Owego County’s economy, as the two largest public employers, providing stable jobs through various stages of the economic cycle. In line with national trends, service jobs have accounted for most of the new employment within the regional economy. Table 2.2 provides an overview of employment by sector, for both of the primary market area counties and the state of New York.

Table 2.2

Pathfinder Bancorp, Inc.

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employment Sector	New York	Oswego County	Onondaga County
	(% of Total Employment)
Services	34.2%	35.5%	32.0%
Healthcare	10.8%	8.0%	12.6%
Government	5.9%	10.1%	6.2%
Wholesale/Retail Trade	23.4%	22.3%	23.1%
Finance/Insurance/Real Estate	8.8%	3.5%	6.6%
Manufacturing	7.0%	10.1%	8.3%
Construction	3.5%	4.6%	4.3%
Information	1.1%	0.3%	1.3%
Transportation/Utility	3.5%	3.7%	4.3%
Agriculture	0.8%	1.3%	0.8%
Other	1.0%	0.4%	0.6%
	100.0%	100.0%	100.0%
Source: SNL Financial

RP® Financial, LC.	MARKET AREA
II.8

Unemployment Trends

Comparative unemployment rates for Oswego and Onondaga Counties, as well as for the U.S. and New York, are shown in Table 2.3 and provide further evidence of Oswego County’s sluggish economy. The March 2014 unemployment rate for Oswego County of 9.1% was above the comparable unemployment rates for the U.S. and New York, equal to 6.7% and 7.3%, respectively. Comparatively, Onondaga County’s March 2014 unemployment rate was 6.4%. Consistent with the U.S. and New York, Oswego and Onondaga Counties reported lower unemployment rates in March 2014 compared to a year ago.

Table 2.3

Pathfinder Bancorp, Inc.
Unemployment Trends

Region	March 2013 Unemployment	March 2014 Unemployment

USA	7.6%	6.7%
New York	8.1%	7.3%
Oswego, NY	11.2%	9.1%
Onondaga, NY	7.7%	6.4%
Source: SNL Financial

Market Area Deposit Characteristics and Competition

The Company’s deposit base is closely tied to the economic fortunes of Oswego and Onondaga Counties and, in particular, the areas surrounding Pathfinder’s branch locations. Table 2.4 displays deposit market trends from June 30, 2009 through June 30, 2013 for Pathfinder Bancorp, as well as for all commercial bank and savings institution branches located in the market area counties and the state of New York. Consistent with the state of New York, commercial banks maintained a larger market share of deposits than savings institutions in Oswego and Onondaga Counties. For the four year period covered in Table 2.4, savings institutions’ deposit market share increased in Oswego County and decreased in Onondaga County. Overall, for the past four years, bank and thrift deposits decreased at an annual rate of 1.8% in Oswego County and increased at an annual rate of 2.3% in Onondaga County, both of which fell well below the comparable state annual deposit growth rate of 9.3%.

RP® Financial, LC.	MARKET AREA
II.9

Table 2.4

Pathfinder Bancorp, Inc.

Deposit Summary

	As of June 30,
	2009			2013
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Deposit Growth Rate 2009-2013
	(Dollars in Thousands)						(%)

New York	$784,982,230	100.0%	5,407	$1,120,317,680	100.0%	5,374	9.3%
Commercial Banks	692,924,587	88.3%	4,366	1,048,173,678	93.6%	4,427	10.9%
Savings Institutions	92,057,643	11.7%	1,041	72,144,002	6.4%	947	-5.9%

Oswego County	$1,246,492	100.0%	37	$1,161,484	100.0%	35	-1.8%
Commercial Banks	774,961	62.2%	23	598,174	51.5%	23	-6.3%
Savings Institutions	471,531	37.8%	14	563,310	48.5%	12	4.5%
Pathfinder Bancorp, Inc.	281,943	22.6%	7	362,229	31.2%	7	6.5%

Onondaga County	$7,964,040	100.0%	137	$8,722,843	100.0%	131	2.3%
Commercial Banks	7,049,247	88.5%	127	7,774,331	89.1%	122	2.5%
Savings Institutions	914,793	11.5%	10	948,512	10.9%	9	0.9%
Pathfinder Bancorp, Inc	-	0.0%	-	40,137	0.5%	1	-

Source: FDIC

Pathfinder Bancorp maintains its largest balance and deposit market share in Oswego County, where the Company maintains seven branch locations, including its main office. The Company’s $362.2 million of deposits at the Oswego County branches represented a 31.2% market share of thrift and bank deposits at June 30, 2013 and constituted a number one market share among banks and thrifts that maintained deposits in Oswego County. Comparatively, the single branch office in Onondaga County had total deposits of $40.1 million at June 30, 2013, which represented a 0.5% market share of Onondaga County bank and thrift deposits. The Onondaga County branch was opened in 2011. At the core of the Syracuse metropolitan area, Onondaga County is home to a highly competitive banking market where Pathfinder Bancorp competes against significantly larger banks, and a number of institutions local to the Syracuse metropolitan area. During the period covered in Table 2.4, a 6.5% annual deposit growth rate in Oswego County translated into significant growth in the Company’s deposit market share from 22.6% at June 30, 2009 to 31.2% at June 30, 2013.

The Company faces notable competition in both deposit gathering and lending activities. Among the Company’s competitors are much larger and more diversified institutions, which have greater resources than maintained by Pathfinder Bancorp. Financial institution competitors in the Company’s primary market area include other locally based thrifts, banks and

RP® Financial, LC.	MARKET AREA
II.10

credit unions, as well as regional, super-regional and money center banks. From a competitive standpoint, Pathfinder Bancorp has sought to emphasize its community orientation in the markets served by its branches. Table 2.5 lists the Company’s largest competitors in the market area counties, based on deposit market share as noted parenthetically. The Company’s market share and market rank are also provided in Table 2.5.

Table 2.5

Pathfinder Bancorp, Inc.
Market Area Deposit Competitors

Location	Name	Market Share Rank

Oswego County	Fulton Savings Bank	16.56%
	KeyCorp	11.54%
	Community Bank System	11.53%
	Pathfinder Bancorp, Inc.	31.19% 1 out of 8

Onondaga County	M&T Bank Corp.	29.11%
	KeyCorp	20.34%
	First Niagra Finl Group	9.21%
	Pathfinder Bancorp, Inc.	0.46% 12 out of 16

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Pathfinder Bancorp’s operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Pathfinder Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Pathfinder Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on the NYSE or NASDAQ, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks are typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 105 fully-converted, publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Pathfinder Bancorp

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Pathfinder Bancorp. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

o	Screen #1 Mid-Atlantic institutions with assets between $250 million and $1.0 billion, tangible equity-to-assets ratios of greater than 7.5% and positive core earnings. Nine companies met the criteria for Screen #1 and five were included in the Peer Group: Alliance Bancorp, Inc. of Pennsylvania, CMS Bancorp, Inc. of New York, Oneida Financial Corp. of New York, TF Financial Corp. of Pennsylvania and WVS Financial Corp. of Pennsylvania. The four companies which met the selection criteria, but were excluded from the Peer Group were Carver Bancorp, Inc. of New York, FedFirst Financial Corporation of Pennsylvania, OBA Financial Services of Maryland and Prudential Bancorp, Inc. of Pennsylvania. Carver Bancorp was excluded as the result of its low level of tangible common equity and resulting not meaningful price-to-book ratio, FedFirst Financial Corporation and OBA Financial Services were excluded as the result of being the targets of announced acquisitions and Prudential Bancorp was excluded due to its recent conversion status (conversion completed October 2013). Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.
o	Screen #2 New England institutions with assets between $250 million and $1.0 billion, tangible equity-to-assets ratios of greater than 7.5% and positive core earnings. Six companies met the criteria for Screen #2 and five were included in the Peer Group: Chicopee Bancorp, Inc. of Massachusetts, Georgetown Bancorp, Inc. of Massachusetts, Hampden Bancorp, Inc. of Massachusetts, Peoples Federal Bancshares, Inc. of Massachusetts and Wellesley Bancorp, Inc. of Massachusetts. Coastway Bancorp, Inc. of Rhode Island met the selection criteria, but was excluded from the Peer Group due to its recent conversion status (conversion completed January 2014). Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Pathfinder Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Pathfinder Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. Comparative data for all publicly-traded thrifts, publicly-traded New York thrifts and institutions comparable to Pathfinder Bancorp

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Table 3.1
Peer Group of Publicly-Traded Thrifts
As of December 31, 2013

									As of
									May 16, 2014
Ticker	Financial Institution	Exchange	City	State	Total Assets	Offices	Fiscal Year End	Conv. Date	Stock Price	Market Value
					($Mil)				($)	($Mil)

ALLB	Alliance Bancorp, Inc. of Pennsylvania	NASDAQ	Broomall	PA	426	8	Dec	1/18/2011	15.50	64.89
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee	MA	588	9	Dec	7/20/2006	16.86	91.69
CMSB	CMS Bancorp, Inc.	NASDAQ	White Plains	NY	263	6	Sep	4/4/2007	9.60	17.88
GTWN	Georgetown Bancorp, Inc.	NASDAQ	Georgetown	MA	263	3	Dec	7/12/2012	14.90	27.33
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield	MA	694	10	Jun	1/17/2007	16.20	91.60
ONFC	Oneida Financial Corp.	NASDAQ	Oneida	NY	742	13	Dec	7/7/2010	12.73	89.30
PEOP	Peoples Federal Bancshares, Inc.	NASDAQ	Brighton	MA	588	8	Sep	7/7/2010	18.14	113.68
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	836	19	Dec	7/13/1994	30.74	96.88
WEBK	Wellesley Bancorp, Inc.	NASDAQ	Wellesley	MA	459	4	Dec	1/26/2012	17.76	43.60
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	314	6	Jun	11/29/1993	11.70	24.08

Source: SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Pathfinder Bancorp’s characteristics is detailed below.

o	Alliance Bancorp, Inc. of Pennsylvania. Comparable due completed second-step conversion in 2011, same size of branch network, similar interest-earning asset composition, similar net interest income to average assets ratio, similar impact of loan loss provisions on earnings, similar concentration of 1-4 family permanent mortgage loans as a percent of assets and lending diversification emphasis on commercial real estate loans.
o	Chicopee Bancorp, Inc. of Massachusetts. Comparable due to similar asset size, similar size of branch network, similar interest-bearing funding composition, similar return on average assets, similar net interest income to average assets ratio, similar earnings contribution from sources of non-interest operating income, similar ratio of operating expenses as a percent of average assets, similar concentration of 1-4 family permanent mortgage loans as a percent of assets and lending diversification emphasis on commercial real estate and commercial business loans.

o	CMS Bancorp, Inc. of New York. Comparable due to similar size of branch network, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar ratio of operating expenses as a percent of average assets, similar concentration of mortgage-backed securities and 1-4 family permanent mortgage loans as a percent of assets and lending diversification emphasis on commercial real estate and commercial business loans.
o	Georgetown Bancorp, Inc. of Massachusetts. Comparable due to completed second-step conversion in 2012 and lending diversification emphasis on commercial real estate loans.
o	Hampden Bancorp, Inc. of Massachusetts. Comparable due to similar interest-earning asset composition, similar net interest income to average assets ratio, similar impact of loan loss provisions on earnings, similar earnings contribution from sources of non-interest operating income and lending diversification emphasis on commercial real estate and commercial business loans.
o	Oneida Financial Corp. of New York. Comparable due to completed second-step conversion in 2010, similar market area located east of Syracuse and similar concentration of deposits as a percent of assets.
o	Peoples Federal Bancshares, Inc. of Massachusetts. Comparable due to similar asset size, same size of branch network and similar net interest income to average assets ratio.
o	TF Financial Corporation of Pennsylvania. Comparable due to similar interest-earning asset composition, similar interest-bearing funding composition, similar impact of loan loss provisions, similar earning contribution from sources of non-interest operating income, lending diversification emphasis on commercial real estate loans and similar ratio of non-performing assets as a percent of assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

o	Wellesley Bancorp, Inc. of Massachusetts. Comparable due to similar asset size, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, lending diversification emphasis on commercial real estate loans and similar ratio of non-performing assets as percent of assets.
o	WVS Financial Corp. of Pennsylvania. Comparable due to similar size of branch network.

In aggregate, the Peer Group companies maintained a slightly lower level of tangible equity than the industry average (12.18% of assets versus 12.45% for all public companies), generated slightly lower earnings as a percent of average assets (0.48% core ROAA versus 0.55% for all public companies), and earned a slightly lower ROE (3.85% core ROE versus 4.43% for all public companies). Overall, the Peer Group’s average P/TB ratio and average core P/E multiple were below and above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,715		$517
Market capitalization ($Mil)	$379		$66
Tangible equity/assets (%)	12.45%		12.18%
Core return on average assets (%)	0.55		0.48
Core return on average equity (%)	4.43		3.85

Pricing Ratios (Averages)(1)
Core price/earnings (x)	17.68	x	21.16	x
Price/tangible book (%)	110.86%		99.65%
Price/assets (%)	12.90		11.87

(1) Based on market prices as of May 16, 2014.

Ideally, the Peer Group companies would be comparable to Pathfinder Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Pathfinder Bancorp, as will be highlighted in the following comparative analysis. Comparative data for all publicly-traded thrifts, publicly-traded New York thrifts and institutions comparable to Pathfinder Bancorp that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

Financial Condition

Table 3.2 shows comparative balance sheet measures for Pathfinder Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company’s and the Peer Group’s ratios reflect balances as of March 31, 2014 and December 31, 2013, respectively. Pathfinder Bancorp’s equity-to-assets ratio of 8.33% was lower than the Peer Group’s median net worth ratio of 11.77%. With the infusion of the net conversion proceeds, the Company’s pro forma equity-to-assets ratio will be more comparable to the Peer Group’s equity-to-assets ratio. However, the Company’s capital strength would still be viewed less favorable compared to the Peer Group’s capital strength, as the Company’s capital includes $13.0 million of higher costing Series B Preferred Stock. The annual dividend rate on the Series B Preferred Stock is scheduled to increase from a current annual rate of 1.0% to an annual rate of 9.0% beginning March 2, 2016. Comparatively, CMS Bancorp was the only Peer Group company with a capital structure that included preferred stock. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 7.46% and 10.89%, respectively. The increase in Pathfinder Bancorp’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Pathfinder Bancorp’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Pathfinder Bancorp and the Peer Group. The Company’s loans-to-assets ratio of 65.26% was lower than the comparable Peer Group median ratio of 76.74%. Comparatively, the Company’s cash and investments-to-assets ratio of 28.17% was higher than the comparable Peer Group ratio of 17.88%. Overall, Pathfinder Bancorp’s interest-earning assets amounted to 93.43% of assets, which was below the comparable Peer Group ratio of 94.62%. The Peer Group’s non-interest earning assets included bank-owned life insurance (“BOLI”) equal to 2.32% of assets, while the Company non-interest assets included BOLI equal to 1.92% of assets and goodwill/intangible equal to 0.87% of assets.

Pathfinder Bancorp’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 83.36% of assets, which was above the Peer Group’s median ratio of 77.25%. Comparatively,

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of Decenber 31, 2013 or most recent available

			Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
			Cash & Equivalents	MBS & Invest	BOLI	Net Loans (1)	Deposits	Borrowed Funds	Sub. Debt	Total Equity	Goodwill & Intang	Tangible Equity	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Total Equity	Tangible Equity	Tangible	Tier 1 Risk-Based	Risk-Based Capital

Pathfinder Bancorp, Inc.		NY
March 31, 2014			3.60%	24.57%	1.92%	65.26%	83.36%	6.43%	0.98%	8.33%	0.87%	7.46%	4.14%	3.81%	2.66%	2.33%	25.38%	6.71%	5.49%	8.73%	12.53%	13.83%

All Public Companies
Averages			5.48%	20.66%	1.90%	67.67%	73.79%	11.40%	0.38%	13.23%	0.71%	12.45%	3.35%	4.83%	5.49%	2.34%	17.33%	4.08%	3.32%	12.86%	19.97%	20.96%
Medians			3.62%	16.60%	1.94%	69.72%	75.09%	10.23%	0.00%	12.29%	0.02%	11.14%	2.21%	-4.48%	4.31%	1.12%	4.91%	-0.43%	-0.85%	12.29%	18.83%	19.76%

State of NY
Averages			5.35%	20.02%	1.59%	68.57%	75.24%	11.59%	0.58%	11.21%	1.14%	10.07%	2.40%	-5.34%	4.85%	1.84%	7.41%	2.93%	3.39%	11.14%	16.73%	17.69%
Medians			3.39%	18.26%	1.64%	66.81%	80.52%	7.53%	0.00%	9.62%	0.24%	8.64%	3.15%	-4.08%	5.55%	2.23%	12.47%	1.40%	2.82%	9.45%	13.88%	15.18%

Comparable Recent Conversions(2)
CSBK	Clifton Savings Bancorp, Inc.	NJ	1.40%	42.10%	3.30%	51.20%	73.10%	8.50%	0.00%	17.40%	0.00%	17.40%	4.50%	-13.94%	21.91%	1.12%	67.01%	0.84%	0.84%	15.29%	35.66%	36.29%

Comparable Group
Averages			4.10%	22.51%	1.98%	68.37%	73.82%	12.59%	0.00%	12.60%	0.42%	12.18%	9.12%	-0.61%	10.16%	6.11%	23.15%	0.04%	0.02%	11.29%	17.23%	18.16%
Medians			3.70%	14.18%	2.32%	76.74%	77.25%	8.25%	0.00%	11.77%	0.00%	10.89%	8.09%	-4.81%	7.44%	2.40%	19.04%	0.07%	0.07%	10.53%	16.27%	17.43%

Comparable Group
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	10.63%	12.93%	2.93%	70.24%	81.17%	0.81%	0.00%	16.49%	0.00%	16.49%	-7.68%	-35.53%	7.17%	-6.92%	5.40%	-12.29%	-12.29%	13.25%	20.87%	22.12%
CBNK	Chicopee Bancorp, Inc.	MA	3.22%	9.07%	2.41%	82.64%	76.53%	7.66%	0.00%	15.69%	0.00%	15.69%	-2.04%	-30.73%	4.40%	-3.52%	4.40%	2.51%	2.51%	15.82%	18.65%	19.59%
CMSB	CMS Bancorp, Inc.	NY	1.28%	15.47%	0.00%	81.03%	82.48%	7.53%	0.00%	8.66%	0.00%	8.66%	-3.99%	-27.37%	2.62%	-0.37%	-36.15%	2.82%	2.82%	8.45%	12.39%	12.75%
GTWN	Georgetown Bancorp, Inc.	MA	2.39%	8.45%	1.10%	85.51%	66.90%	20.88%	0.00%	11.00%	0.00%	11.00%	24.31%	46.87%	22.77%	13.94%	132.73%	-5.30%	-5.30%	9.66%	13.07%	14.30%
HBNK	Hampden Bancorp, Inc.	MA	2.15%	21.50%	2.48%	71.64%	68.72%	18.20%	0.00%	12.19%	0.00%	12.19%	7.21%	-11.44%	15.62%	3.92%	32.68%	-2.18%	-2.18%	12.20%	16.30%	17.40%
ONFC	Oneida Financial Corp.	NY	5.68%	36.99%	2.45%	45.21%	85.83%	0.13%	0.00%	12.22%	3.58%	8.64%	8.97%	11.24%	7.70%	12.14%	-83.33%	-2.51%	-2.88%	9.00%	15.25%	15.97%
PEOP	Peoples Federal Bancshares, Inc.	MA	5.29%	9.41%	3.43%	79.96%	71.81%	8.84%	0.00%	17.88%	0.00%	17.88%	1.89%	-7.85%	3.96%	-0.98%	57.58%	-3.35%	-3.35%	15.18%	23.92%	25.00%
THRD	TF Financial Corporation	PA	5.42%	15.42%	2.22%	73.53%	81.84%	5.94%	0.00%	11.35%	0.58%	10.78%	17.40%	23.69%	16.51%	22.06%	-18.22%	14.38%	14.53%	10.35%	16.23%	17.46%
WEBK	Wellesley Bancorp, Inc.	MA	4.18%	8.69%	1.44%	83.87%	77.97%	11.45%	0.00%	10.20%	0.00%	10.20%	21.93%	-1.77%	26.82%	19.95%	66.67%	4.04%	4.04%	8.31%	10.87%	12.10%
WVFC	WVS Financial Corp.	PA	0.77%	87.18%	1.29%	10.02%	44.99%	44.44%	0.00%	10.28%	0.00%	10.28%	23.24%	26.82%	-5.96%	0.87%	69.74%	2.32%	2.32%	10.70%	24.70%	24.90%

(1) Includes loans held for sale.

(2) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

the Company maintained a similar level of borrowings as the Peer Group, as indicated by borrowings-to-assets ratios of 7.41% and 8.25% for Pathfinder Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 90.77% and 85.50%, respectively.

A key measure of balance sheet strength for a thrift institution is its interest-earnings assets/interest-bearing liabilities (“IEA/IBL”) ratio. Presently, the Company’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 102.93% and 110.67%, respectively. The additional capital realized from stock proceeds should serve to provide Pathfinder Bancorp with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Pathfinder Bancorp’s and the Peer Group’s growth rates are based on annual growth for the twelve months ended March 31, 2014 and December 31, 2013, respectively. Pathfinder Bancorp recorded a 4.14% increase in assets, versus median asset growth of 8.09% recorded by the Peer Group. Asset growth for Pathfinder Bancorp included a 2.66% increase in loans and a 3.81% increase in cash and investments. Asset growth for the Peer Group was primarily sustained by a 7.44% increase in loans, which was partially offset by a 4.81% decrease in cash and investments.

Asset growth for Pathfinder Bancorp was funded through a 2.33% increase in deposits and a 25.38% increase in borrowings. Similarly, asset growth for the Peer Group was funded through deposit growth of 2.40% and a 19.04% increase in borrowings. The Company’s tangible capital increased by 5.49%, which was largely realized through retention of earnings. Comparatively, the Peer Group’s tangible capital increased 0.07%, as retention of earnings was largely offset by stock repurchases and dividend payments. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Additional implementation of any stock repurchases and dividend payments, pursuant to regulatory limitations and guidelines, could also slow the Company’s capital growth rate in the longer term following the stock offering.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company’s and the Peer Group’s ratios are based on earnings for the twelve months ended March 31, 2014 and December 31, 2013, respectively. Pathfinder Bancorp and the Peer Group reported net income to average assets ratios of 0.46% and 0.40%, respectively. Higher ratios for of non-interest operating income and non-operating gains and a lower effective tax rate represented earnings advantages for the Company, which were largely offset by the Peer Group’s higher ratio for net interest income and lower ratios for loan loss provisions and operating expenses.

The Peer Group’s higher net interest income to average assets ratio was realized through both a higher interest income ratio and a lower interest expense ratio. The Peer Group’s higher interest income ratio was supported by maintaining a higher concentration of assets in interest-earning assets, which was partially offset by the Company maintaining a slightly higher overall yield earned on interest-earning assets (4.10% versus 4.04% for the Peer Group). The Peer Group’s lower interest expense ratio was supported by a lower cost of funds (0.70% versus 0.76% for the Company), as well as maintaining a lower concentration of interest-bearing liabilities as a percent of assets. Overall, Pathfinder Bancorp and the Peer Group reported net interest income to average assets ratios of 3.06% and 3.18%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.94% and 2.66%, respectively. The Company’s higher operating expense ratio was consistent with the comparatively higher number of employees maintained relative to its asset size. Assets per full time equivalent employee equaled $4.654 million for the Company, versus $5.461 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were less favorable than the Peer Group’s. Expense coverage ratios for Pathfinder Bancorp and the Peer Group equaled 1.04x and 1.20x, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2013 or most recent available

				Net Interest Income					Non-Interest Income			Non-Op. Items			Yields, Costs, and Spreads
			Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Recurring Gain on Sale of Loans	Other Non-Int Income	Total Non-Int Expense	Net Gains/ Losses (2)	Extrao. Items	Provision for Taxes	Yield On IEA	Cost Of IBL	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		(%)
Pathfinder Bancorp, Inc.		NY
March 31, 2014			0.46%	3.66%	0.59%	3.06%	0.17%	2.88%	0.00%	0.54%	2.94%	0.15%	0.00%	0.16%	4.10%	0.76%	3.34%	$4,654	25.69%

All Public Companies
Averages			0.55%	3.71%	0.71%	3.00%	0.15%	2.84%	0.36%	0.58%	3.06%	0.09%	0.00%	0.21%	3.99%	0.91%	3.10%	$5,618	23.85%
Medians			0.56%	3.71%	0.67%	3.05%	0.12%	2.91%	0.08%	0.44%	2.85%	0.03%	0.00%	0.25%	4.01%	0.91%	3.16%	$4,951	32.64%

State of NY
Averages			0.68%	3.80%	0.75%	3.05%	0.02%	3.03%	0.04%	0.80%	2.91%	0.03%	0.00%	0.32%	4.07%	0.95%	3.12%	$6,622	29.29%
Medians			0.77%	3.84%	0.73%	3.14%	0.07%	3.06%	0.01%	0.43%	2.55%	0.01%	0.00%	0.23%	4.13%	0.97%	3.21%	$5,264	28.77%

Comparable Recent Conversions(2)
CSBK	Clfton Savings Bancorp, Inc.	NJ	0.59%	3.19%	0.99%	2.20%	0.10%	2.10%	0.00%	0.20%	1.38%	0.05%	0.00%	0.38%	3.84%	1.26%	2.18%	$10,513	33.92%

Comparable Group
Averages			0.49%	3.63%	0.59%	3.03%	0.11%	2.92%	0.06%	0.72%	2.98%	0.07%	0.00%	0.24%	3.85%	0.77%	3.08%	$5,628	33.16%
Medians			0.40%	3.75%	0.53%	3.18%	0.11%	3.05%	0.04%	0.33%	2.66%	0.02%	0.00%	0.22%	4.04%	0.70%	3.22%	$5,461	35.66%

Comparable Group
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	0.32%	3.73%	0.55%	3.18%	0.20%	2.98%	0.00%	0.17%	2.66%	0.00%	0.00%	0.17%	3.94%	0.71%	3.23%	$4,779	35.06%
CBNK	Chicopee Bancorp, Inc.	MA	0.44%	3.93%	0.74%	3.19%	0.07%	3.12%	0.03%	0.52%	3.09%	0.03%	0.00%	0.12%	4.24%	1.04%	3.20%	$4,556	21.20%
CMSB	CMS Bancorp, Inc.	NY	0.37%	4.32%	0.85%	3.47%	0.17%	3.30%	0.06%	0.07%	2.99%	-0.11%	0.00%	0.18%	4.39%	1.05%	3.34%	$6,412	32.64%
GTWN	Georgetown Bancorp, Inc.	MA	0.32%	4.22%	0.51%	3.70%	0.31%	3.39%	0.21%	0.53%	3.63%	0.00%	0.00%	0.18%	4.40%	0.68%	3.72%	$4,615	36.36%
HBNK	Hampden Bancorp, Inc.	MA	0.55%	3.68%	0.79%	2.90%	0.10%	2.79%	0.09%	0.52%	2.49%	0.08%	0.00%	0.31%	3.92%	1.09%	2.83%	$6,142	36.26%
ONFC	Oneida Financial Corp.	NY	0.86%	3.16%	0.37%	2.79%	0.07%	2.72%	0.05%	4.38%	5.92%	0.08%	0.00%	0.35%	3.66%	0.45%	3.21%	$2,099	28.73%
PEOP	Peoples Federal Bancshares, Inc.	MA	0.37%	3.34%	0.45%	2.89%	0.01%	2.87%	0.02%	0.29%	2.54%	0.00%	0.00%	0.27%	3.56%	0.64%	2.92%	$7,175	41.72%
THRD	TF Financial Corporation	PA	0.85%	3.78%	0.51%	3.27%	0.11%	3.16%	0.09%	0.37%	2.57%	0.60%	0.00%	0.25%	4.13%	0.59%	3.54%	$4,134	22.94%
WEBK	Wellesley Bancorp, Inc.	MA	0.55%	4.14%	0.69%	3.45%	0.12%	3.32%	0.03%	0.18%	2.66%	0.03%	0.00%	0.35%	4.25%	0.89%	3.36%	$8,315	38.76%
WVFC	WVS Financial Corp.	PA	0.29%	1.98%	0.48%	1.49%	-0.04%	1.53%	0.00%	0.17%	1.25%	0.01%	0.00%	0.17%	2.01%	0.58%	1.43%	$8,050	37.94%

(1) Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.

(2) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Sources of non-interest operating income provided a larger contribution to the Company’s earnings, with such income amounting to 0.54% and 0.37% of Pathfinder Bancorp’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into account in comparing the Company’s and the Peer Group’s earnings, Pathfinder Bancorp’s efficiency ratio (operating expenses, as a percent of the sum of non-interest operating income and net interest income) of 81.67% was less favorable than the Peer Group’s efficiency ratio of 74.93%.

Loan loss provisions had a slightly larger impact on the Company’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.17% and 0.11% of average assets, respectively. The higher level of loan provisions established by the Company was consistent with the Company’s higher ratio of non-performing loans as a percent of loans (see Table 3.6).

Net non-operating gains equaled 0.15% of average assets for the Company, versus median net non-operating gains equal to 0.02% of average assets for the Peer Group. Typically, gains and losses generated from the sale of assets and other non-operating activities are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.

Taxes had a less significant impact on the Company’s earnings, as the Company and the Peer Group posted effective tax rates of 25.69% and 35.66%, respectively. As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions (including the investment in mortgage-backed securities). The Company’s loan portfolio composition reflected a slightly higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities combined, compared to the Peer Group (42.30% of assets versus 39.64% for the Peer Group), as the Company’s higher concentrations of mortgage-backed securities was only partially offset by the Peer Group’s higher concentration of 1-4 family permanent mortgage loans. Loans serviced for others equaled 5.30% and 9.32% of

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2013 or most recent available

			Portfolio Composition as a Percent of Assets
			MBS	1-4 Family	Constr. & Land	Multi- Family	Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Pathfinder Bancorp, Inc.		NY
March 31, 2014			10.51%	31.79%	0.23%	3.19%	16.32%	9.82%	4.82%	66.76%	$27,856	$77

All Public Companies
Averages			12.38%	33.17%	2.92%	7.27%	17.31%	4.13%	1.86%	64.55%	$1,583,919	$15,855
Medians			10.41%	32.22%	2.00%	2.48%	17.76%	2.87%	0.32%	65.28%	$30,304	$275

State of NY
Averages			9.69%	29.70%	1.07%	19.51%	14.16%	4.09%	0.55%	62.07%	$2,106,406	$23,198
Medians			9.65%	37.23%	0.79%	7.44%	14.13%	3.15%	0.06%	63.48%	$11,715	$80

Comparable Recent Conversions(1)
CSBK	Clifton Savings Bancorp, Inc.	NJ	29.19%	47.30%	0.05%	2.05%	1.83%	0.00%	0.09%	42.82%	$0	$0

Comparable Group
Averages			12.04%	35.27%	5.02%	3.73%	18.17%	5.67%	1.19%	67.50%	$57,147	$345
Medians			6.02%	33.62%	3.91%	1.79%	18.91%	4.97%	0.31%	68.27%	$48,728	$64

Comparable Group
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	1.10%	29.19%	4.65%	5.21%	28.86%	2.44%	1.06%	63.85%	$0	$0
CBNK	Chicopee Bancorp, Inc.	MA	0.11%	28.13%	8.43%	1.30%	30.56%	14.59%	0.41%	83.78%	$97,704	$381
CMSB	CMS Bancorp, Inc.	NY	2.57%	38.05%	0.36%	9.74%	20.71%	12.38%	0.03%	68.27%	$0	$0
GTWN	Georgetown Bancorp, Inc.	MA	6.44%	46.58%	8.00%	1.87%	23.48%	6.32%	0.16%	74.05%	$117,673	$1,058
HBNK	Hampden Bancorp, Inc.	MA	18.86%	27.08%	4.69%	1.71%	26.11%	7.71%	5.14%	74.56%	$70,670	$0
ONFC	Oneida Financial Corp.	NY	13.33%	22.82%	1.23%	1.45%	9.58%	6.60%	3.94%	NA	$107,761	$411
PEOP	Peoples Federal Bancshares, Inc.	MA	6.82%	53.87%	3.16%	12.19%	9.00%	1.56%	0.85%	63.37%	$26,786	$128
THRD	TF Financial Corporation	PA	5.60%	55.44%	1.03%	2.15%	14.64%	0.85%	0.21%	63.82%	$150,825	$1,472
WEBK	Wellesley Bancorp, Inc.	MA	3.83%	45.72%	17.47%	0.87%	17.10%	3.61%	0.06%	73.43%	$48	$0
WVFC	WVS Financial Corp.	PA	61.76%	5.80%	1.20%	0.85%	1.60%	0.58%	0.07%	42.37%	$0	$0

(1) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

the Company’s and the Peer Group’s assets, respectively, thereby indicating that loan servicing income had a slightly larger impact on the Peer Group’s earnings. Loan servicing intangibles constituted a relatively small balance sheet item for both the Company and the Peer Group.

Overall, diversification into higher risk and higher yielding types of lending was more significant for the Company, which was mostly attributable to the Company’s higher concentrations of commercial business loans and consumer loans. Commercial real estate loans constituted the most significant type of lending diversification for the Company and the Peer Group, equaling 16.32% of the Company’s assets and 18.91% of the Peer Group’s assets. Commercial business loans accounted for the second largest area of lending diversification for the Company amounting to 9.82% of assets, versus 4.97% of assets for the Peer Group. Based on the Peer Group’s medians, the Company also maintained higher concentrations of consumer loans and multi-family loans. Construction and land loans was the one area of lending diversification that was more significant for the Peer Group. In total, construction/land, commercial real estate, multi-family, commercial business and consumer loans comprised 34.38% and 29.89% of the Company’s and the Peer Group’s assets, respectively. Overall, the Company’s asset compositions provided for a slightly lower risk weighted assets-to-assets ratios of 66.76%, versus a comparable Peer Group ratio of 68.27%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Pathfinder Bancorp’s interest rate risk characteristics were overall considered to be less favorable than the Peer Group’s measures. Most notably, the Company’s tangible equity-to-assets ratio and average IEA/IBL ratio were below the comparable Peer Group ratios. The Company also maintained a slight disadvantage with respect to its higher ratio of non-interest earning assets as a percent of assets. On a pro forma basis, the infusion of stock proceeds should serve to narrow the current comparative advantages reflected in the Peer Group’s balance sheet interest rate risk characteristics.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Pathfinder Bancorp and the Peer Group. In general, the comparative fluctuations in the Company’s and the Peer Group’s net interest income ratios implied that the interest rate risk associated with their respective net interest margins was fairly similar, based on the interest rate environment that

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2013 or most recent available

			Balance Sheet Measures
			Tangible		Non-IEA	Quarterly Change in Net Interest Income
			Equity/ Assets	IEA/ IBL	Assets/ Assets
			(%)	(%)	(%)	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
						(change in net interest income is annualized in basis points)
Pathfinder Bancorp, Inc.		NY
March 31, 2014			7.5%	102.9%	6.6%	2	6	0	-9	6	-2

All Public Companies			12.5%	109.9%	7.3%	3	2	-2	-7	-2	-1
State of NY			10.2%	107.6%	7.1%	2	-2	3	-7	-1	4

Comparable Recent Conversions(1)
CSBK	Clifton Savings Bancorp, Inc.	NJ	17.4%	116.1%	5.3%	-3	-5	0	2	-3	4

Comparable Group
Average			12.2%	110.0%	6.1%	0	2	0	-5	-4	1
Median			10.9%	109.6%	5.7%	0	0	-1	-4	-6	4

Comparable Group
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	16.5%	114.4%	5.7%	11	15	5	3	-6	18
CBNK	Chicopee Bancorp, Inc.	MA	15.7%	112.8%	6.5%	-1	-1	-7	3	2	11
CMSB	CMS Bancorp, Inc.	NY	8.7%	108.6%	3.0%	-5	-1	7	0	-9	19
GTWN	Georgetown Bancorp, Inc.	MA	11.0%	109.8%	5.1%	9	-2	2	3	20	-12
HBNK	Hampden Bancorp, Inc.	MA	12.2%	109.6%	6.1%	4	1	6	-9	-20	-5
ONFC	Oneida Financial Corp.	NY	9.0%	102.2%	14.0%	-11	6	-6	-7	-2	6
PEOP	Peoples Federal Bancshares, Inc.	MA	17.9%	117.4%	6.1%	7	-2	8	-16	-6	3
THRD	TF Financial Corporation	PA	10.8%	107.5%	5.7%	1	0	-8	-23	-5	6
WEBK	Wellesley Bancorp, Inc.	MA	10.2%	108.2%	3.8%	-13	12	-7	10	-9	-9
WVFC	WVS Financial Corp.	PA	10.3%	109.5%	4.4%	-5	-10	-4	-14	-2	-20

NA=Change is greater than 100 basis points during the quarter.

(1) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

prevailed during the period covered in Table 3.5. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Pathfinder Bancorp’s assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit risk measures, the Company’s implied credit risk exposure was viewed to be slightly greater relative to the Peer Group’s credit risk exposure. As shown in Table 3.6, the Company’s ratios for non-performing/assets and non-performing loans/loans equaled 1.83% and 2.57%, respectively, versus comparable measures of 1.28% and 1.52% for the Peer Group. It should be noted that the measures for non-performing assets and non-performing loans include accruing loans that are classified as troubled debt restructurings. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 55.85% and 68.55%, respectively. Loss reserves maintained as percent of loans receivable equaled 1.44% for the Company, versus 1.00% for the Peer Group. Net loan charge-offs were a more significant factor for the Company, as net loan charge-offs for the Company and the Peer Group equaled 0.18% and 0.05% of loans, respectively.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2013 or most recent available

		REO/ Assets	NPAs & 90+Del/ Assets (1)	NPLs/ Loans (1)	Rsrves/ Loans HFI	Rsrves/ NPLs (1)	Rsrves/ NPAs & 90+Del (1)	Net Loan Chargeoffs (2)	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Pathfinder Bancorp, Inc.	NY
March 31, 2014		0.13%	1.83%	2.57%	1.44%	55.85%	51.81%	$640	0.18%

All Public Companies
Averages		0.36%	2.54%	2.97%	1.37%	70.24%	67.43%	$5,272	0.35%
Medians		0.16%	1.81%	2.08%	1.18%	58.06%	43.68%	$915	0.18%

State of NY
Averages		0.19%	2.10%	2.60%	1.12%	75.23%	58.84%	$5,033	0.17%
Medians		0.12%	1.37%	1.94%	1.08%	64.66%	47.11%	$766	0.15%

Comparable Recent Conversions(3)
CSBK Clifton Savings Bancorp, Inc.	NJ	0.04%	0.50%	0.90%	0.53%	58.71%	54.33%	$356	0.06%

Comparable Group
Averages		0.19%	1.30%	1.58%	0.94%	80.95%	72.88%	$440	0.14%
Medians		0.01%	1.28%	1.52%	1.00%	68.55%	61.79%	$180	0.05%

Comparable Group

ALLB Alliance Bancorp, Inc. of Pennsylvania	PA	0.75%	2.48%	2.08%	1.40%	67.16%	40.19%	$1,576	0.55%
CBNK Chicopee Bancorp, Inc.	MA	0.07%	1.23%	1.39%	0.94%	67.25%	63.47%	$193	0.04%
CMSB CMS Bancorp, Inc.	NY	0.00%	2.65%	3.26%	0.30%	9.28%	9.28%	$646	0.31%
GTWN Georgetown Bancorp, Inc.	MA	0.00%	1.20%	1.39%	1.06%	75.92%	75.92%	$92	0.05%
HBNK Hampden Bancorp, Inc.	MA	0.18%	1.32%	1.56%	1.09%	69.85%	60.11%	$335	0.07%
ONFC Oneida Financial Corp.	NY	0.01%	0.22%	0.45%	0.92%	201.82%	192.93%	$166	0.05%
PEOP Peoples Federal Bancshares, Inc.	MA	0.00%	0.47%	0.58%	0.85%	144.93%	144.93%	$68	0.01%
THRD TF Financial Corporation	PA	0.67%	1.84%	1.47%	1.06%	72.02%	42.65%	$1,186	0.21%
WEBK Wellesley Bancorp, Inc.	MA	0.00%	1.43%	1.64%	1.09%	66.14%	64.21%	$131	0.04%
WVFC WVS Financial Corp.	PA	NA	0.20%	1.98%	0.69%	35.14%	35.14%	$10	0.03%

(1) Includes TDRs for the Company and the Peer Group.

(2) Net loan chargeoffs are shown on a last twelve month basis.

(3) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV.  VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The federal regulatory appraisal guidelines required by the FRB, the FDIC and state banking agencies specify the pro forma market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Pathfinder Bancorp’s operations and financial condition; (2) monitor Pathfinder Bancorp’s operations and financial condition relative to the Peer Group to identify any fundamental

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Pathfinder Bancorp’s stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Pathfinder Bancorp’s value, or Pathfinder Bancorp’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

o	Overall A/L Composition. In comparison to the Peer Group, the Company’s interest-earning asset composition showed a higher concentration of cash and investments and a lower concentration of loans. Diversification into higher risk and higher yielding types of loans was more significant for the Company, while the Peer Group maintained a slightly higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company’s interest-earning asset composition provided for a slightly higher yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio. Pathfinder Bancorp’s funding composition reflected a higher level of deposits and a similar level of borrowings relative to the comparable Peer Group measures, which translated into a slightly higher cost of funds for the Company. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should be more comparable to the Peer Group’s IEA/IBL ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

o	Credit Quality. The Company’s ratios for non-performing assets as a percent of assets and non-performing loans as a percent of loans were slightly higher than the comparable ratios for the Peer Group. In comparison to the Peer Group, the Company maintained lower loss reserves as a percent of non-performing loans and higher loss reserves as a percent of loans. Net loan charge-offs as a percent of loans were slightly higher for the Company. The Company’s risk weighted assets-to-assets ratio was similar to the Peer Group’s ratio. Overall, RP Financial concluded that credit quality was a slightly negative factor in our adjustment for financial condition.

o	Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (28.17% of assets versus 17.88% for the Peer Group). Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the net proceeds realized from the second-step offering will be initially deployed into cash and investments. The Company was viewed as having similar future borrowing capacity relative to the Peer Group, based on the similar levels of borrowings currently funding the Company’s and the Peer Group’s assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

o	Funding Liabilities. The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a similar concentration of borrowings relative to the comparable Peer Group ratios, which translated into a slightly higher cost of funds for the Company. Total interest-bearing liabilities as a percent of assets were higher for the Company. Following the stock offering, the increase in the Company’s capital position will reduce the level of interest-bearing liabilities funding the Company’s assets to a ratio that is more comparable to the Peer Group’s ratio of interest-bearing liabilities as a percent of assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

o	Capital. The Company currently operates with a lower tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Pathfinder Bancorp’s pro forma tangible capital position is expected to be comparable to the Peer Group’s tangible equity-to-assets ratio. However, approximately one-third of the Company’s current tangible equity consists of preferred stock, with a current annual dividend rate of 1.0% that will increase to an annual rate of 9.0% beginning March 2, 2016. Comparatively, only one of the Peer Group companies held preferred stock. On balance, in light of the higher cost of the Company’s capital structure, RP Financial concluded that capital strength was a slightly negative factor in our adjustment for financial condition.

On balance, Pathfinder Bancorp’s balance sheet strength was considered to be slightly less favorable than the Peer Group’s balance sheet strength and, thus, a slight downward adjustment was applied for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

o	Reported Earnings. The Company’s reported earnings were slightly higher than the Peer Group’s on a ROAA basis (0.46% of average assets versus 0.40% for the Peer Group), as the Peer Group earnings advantages with respect to net interest income, loan loss provisions and operating expenses were more than offset by the Company’s earnings advantages with respect to non-interest operating income, net gains and effective tax rate. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, given the non-recurring nature of the Company’s net gains, ,the Company’s pro forma reported earnings were considered to be comparable to the Peer Group’s earnings and, thus, RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

o	Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company’s and the Peer Group’s core earnings. The Company maintained a lower net interest income ratio, a higher operating expense ratio and a higher level of non-interest operating income. The Company’s less favorable ratios for net interest income and operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group’s ratio (equal to 1.04x versus 1.20x for the Peer Group). Similarly, the Company’s efficiency ratio of 81.67% was less favorable than the Peer Group’s efficiency ratio of 74.93%. Slightly higher loan loss provisions also contributed to the Company’s lower core earnings. Overall, these measures, as well as the expected earnings benefits the Company

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company’s pro forma core earnings will remain less favorable than the Peer Group’s core earnings. Therefore, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

o	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated a similar degree of volatility was associated with their respective net interest margins. Measures of balance sheet interest rate risk, such as capital, IEA/IBL and non-interest earning asset ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will be more comparable to the Peer Group ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

o	Credit Risk. Loan loss provisions were a slightly larger factor in the Company’s earnings (0.17% of average assets versus 0.11% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was more significant for the Company. The Company’s credit quality measures generally implied a slightly greater degree of credit risk exposure relative to the comparable credit quality measures indicated for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

o	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a slightly higher interest rate spread than the Peer Group, which would tend to facilitate a slightly higher net interest margin for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with similar growth potential through leverage as currently maintained by the Peer Group. Third, the Company’s higher ratio of non-interest operating income and the Peer Group’s lower operating expense ratio were viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

o	Return on Equity. Currently, the Company’s core ROE is slightly higher than the Peer Group’s core ROE. As the result of the increase in capital that will be realized from the infusion of net stock proceeds into the Company’s equity, the Company’s pro forma return equity on a core earnings basis will be more comparable to the Peer Group’s core ROE. Accordingly, this was a neutral factor in the adjustment for profitability, growth and viability of earnings.

On balance, Pathfinder Bancorp’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a slight downward adjustment was applied for

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

profitability, growth and viability of earnings.

3.	Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed a 4.14% increase in the Company’s assets, versus an 8.09% increase in the Peer Group’s assets. Asset growth for the Company consisted of loans and cash and investments, with a slightly higher growth rate reflected for cash and investments. Comparatively, the Peer Group’s asset growth was sustained by loan growth, which was partially funded with cash and investments. Overall, the Company’s recent asset growth trends would tend to be viewed less favorably than the Peer Group’s in terms of supporting future earnings growth. On a pro forma basis, the Company’s tangible equity-to-assets ratio will be more comparable to the Peer Group’s tangible equity-to-assets ratio, indicating similar leverage capacity for the Company. On balance, a slight downward adjustment was applied for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Pathfinder Bancorp serves Central New York through the main office and seven branch locations. Operating in somewhat of a rural market area that has experienced very modest population growth in recent years limits growth opportunities in the primary market served by the Company. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Pathfinder Bancorp. While the demographics of Oswego County are not conducive for growth, it also a less competitive operating environment compared to faster growing and more densely populated markets as implied by the Company’s relatively higher market share of deposits in Oswego County.

All of the Peer Group companies operate in markets with larger populations compared to Oswego County. Population growth for the primary market area counties served by the Peer Group companies reflect a range of growth rates, but overall population growth rates in the markets served by the Peer Group companies approximated Oswego County’s population growth rate in recent years. Oswego County has a lower per capita income compared to the average per capita income of the Peer Group’s primary market area counties and the Peer

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

Group’s primary market area counties were relatively more affluent markets within their respective states compared to Oswego County, which had a comparatively lower per capita income compared to New York’s per capita income. The average and median deposit market shares maintained by the Peer Group companies were well below the Company’s market share of deposits in Oswego County. Overall, the degree of competition faced by the Peer Group companies was viewed as greater than faced by the Company, while the growth potential of the markets served by the Peer Group companies was for the most part viewed to be stronger than the Company’s primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, the average unemployment rate for the primary market area counties served by the Peer Group companies was well below the unemployment rate reflected for Oswego County. On balance, we concluded that a moderate downward adjustment was appropriate for the Company’s market area.

Table 4.1
Market Area Unemployment Rates
Pathfinder Bancorp and the Peer Group Companies(1)

		March 2014
	County	Unemployment

Pathfinder Bancorp - NY	Oswego	9.1%

Peer Group Average		6.6%

Alliance Bancorp, Inc.- PA	Delaware	6.1
Chicopee Bancorp, Inc. - MA	Hampden	8.5
CMS Bancorp, Inc. - NY	Westchester	5.7
Georgetown Bancorp, Inc. - MA	Essex	6.9
Hampden Bancorp, Inc. - MA	Hampden	8.5
Oneida Financial Corp. - NY	Oneida	7.2
Peoples Federal Bancshares - MA	Suffolk	5.8
TF Financial Corporation - PA	Bucks	6.0
WVS Financial Corp. - PA	Allegheny	5.7
Wellesley Bancorp, Inc. - MA	Norfolk	5.4

(1)	Unemployment rates are not seasonally adjusted.

Source: SNL Financial.

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

5.	Dividends

Pathfinderd Bancorp has indicated its intention to pay a cash dividend that will preserve the current $0.12 per share annual cash dividend paid to its public shareholders, which is equal to a 1.2% yield based on the $10.00 per share IPO price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eight out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.10% to 3.77%. The average dividend yield on the stocks of the Peer Group institutions was 1.34% as of May 16, 2014. Comparatively, as of May 16, 2014, the average dividend yield on the stocks of all fully-converted publicly-traded thrifts equaled 1.81%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company’s indicated dividend policy provides for a slightly lower yield compared to the Peer Group’s average dividend yield, while the Company’s implied payout ratio is lower than the Peer Group’s payout ratio. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All of the Peer Group companies trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $18 million to $114 million as of May 16, 2014, with average and median market values of $66 million and $77 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 1.8 million to 7.0 million, with average and median shares outstanding of 4.0 million and 3.7 million, respectively. The Company’s second-step stock offering is expected to provide for a pro forma market value that will in the lower end of the Peer Group’s range of market value and in the middle of the Peer Group’s range of shares outstanding. Following the second-step conversion, the Company’s stock will continue to be traded on the NASDAQ Capital Market. Overall, we anticipate that the Company’s stock will have a

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Pathfinder Bancorp’s: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted company; (C) the acquisition market for thrift franchises based in New York; and (D) the market for the public stock of Pathfinder Bancorp. All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays various stock price indices for thrifts.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks fell broadly at the beginning of the fourth quarter of 2013, as investors weighed the consequences of the budget impasse in Washington and the possibility of an extended shutdown of the U.S. Government. Indications that lawmakers were nearing a deal to raise the federal debt ceiling and end the shutdown of the U.S. Government fueled a stock market rally heading into mid-October. A last minute compromise to raise the debt ceiling, which averted a default on the national debt and allowed for the re-opening of the U.S. Government sustained the positive trend in stocks through late-October. The Dow Jones Industrial Average (“DJIA”) closed at a record high in late-October, as weaker-than-expected job growth reflected in the September employment data and subdued inflation readings raised expectations that the Federal Reserve would stay the course on its

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

easy money policies at its end of October meeting. An overall strong month for stocks closed with consecutive losses at the end of October, as investors who were expecting the Federal Reserve to downgrade its economic outlook were surprised that the Federal Reserve’s assessment of the economy was unchanged and, thereby, raised expectations that it could taper its stimulus efforts as early as its next policy meeting in December. Favorable reports on manufacturing and nonmanufacturing activity in October, along with comments from a Federal Reserve President suggesting that the Federal Reserve should wait for stronger evidence of economic momentum before tapering its bond-buying program, contributed to a rebound in stocks at the start of November. The DJIA closed at multiple record highs through mid-November, with a better-than-expected employment report for October and comments made by Federal Reserve Chairman nominee Janet Yellen during confirmation hearings that the Federal Reserve’s economic stimulus efforts would continue under her leadership contributed to the rally that included the DJIA closing above 16000 for the first time. Stocks edged higher in the final week of November, as positive macroeconomic news contributed to the gains. Stocks traded lower at the start of December 2013, as a number of favorable economic reports stoked concerns that the Federal Reserve would start to wind down its stimulus efforts in the near future. After five consecutive losses in the DJIA, the stock market rebounded on news of the strong employment report for November. The rebound was temporary, as stocks eased lower ahead of the Federal Reserve’s mid-December meeting. Stocks surged at the conclusion of the Federal Reserve’s meeting, as investors approved of the Federal Reserve’s action to begin measured paring of its $85 billion a-month bond buying program. The DJIA moved to record highs in late-December, as more favorable economic reports helped to sustain the stock market rally through the end of 2013. Overall, the DJIA was up 30% during 2013, which was its strongest performance in 18 years.

Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February. Stocks rebounded heading into mid-February, as disappointing

RP® Financial, LC.	VALUATION ANALYSIS
IV.11

job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. The release of minutes from the Federal Reserve’s previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February. Stocks declined sharply on the first day of trading in March as the Ukraine crisis sparked a global selloff which was followed by a rebound in the stock market to close out the first week of March as the threat of the Ukraine crisis escalating diminished and the February employment report showed better-than-expected job growth. Data showing that China’s economy weakened sharply during the first two months of 2014 and rising tensions in Ukraine contributed to stocks trading lower into mid-March. The broader stock market traded unevenly in the second half of March, as investors reacted to mixed reports on the economy and comments from the Federal Reserve Chairwoman signaling that the Federal Reserve could begin raising interest rates earlier than expected. New assurances from the Federal Reserve Chairwoman on the Federal Reserve’s plan to keep rates low until the job market returned to normal health and remarks from China’s premier that the Chinese government was ready to take steps to support China’s economy helped to lift stocks at the close of March.

Stocks edged higher at the start of the second quarter of 2014, which was followed by a downturn as investors reacted to March employment data in which the unemployment rate was unchanged from February and job growth was slightly below expectations. Led by advances in technology shares, the broader stock market traded higher for the first time in four sessions at the start of the first quarter earnings season. Stocks retreated heading into mid-April, with once high-flying biotechnology and Internet companies leading the decline. A strong retail sales report for March helped stocks to rebound in mid-April, with technology stocks leading the market higher. Investor confidence was also bolstered by reassurances from the Federal Reserve Chairwoman on maintaining her stance for keeping interest rates low. A rebound in technology stocks and a series of deals in the healthcare sector helped to extend gains in the broader stock market heading into late-April. The DJIA closed at a record high at the end of April, as a number of positive first quarter earnings reports helped to offset investors’ worries about tensions in Ukraine and slowing growth in China. Stocks traded unevenly during the first half of May, as investors reacted to mixed data on the economy and gravitated towards lower risk investments. On May 16, 2014, the DJIA closed at 16491.31, an

RP® Financial, LC.	VALUATION ANALYSIS
IV.12

increase of 7.4% from one year ago and an decrease of 0.5% year-to-date, and the NASDAQ closed at 4090.59, an increase of 16.9% from one year ago and a decrease of 2.1% year-to-date. The Standard & Poor’s 500 Index closed at 1877.86 on May 16, 2014, an increase of 12.6% from one year ago and an increase of 1.6% year-to-date.

The market for thrift stocks has also experienced varied trends in recent quarters. Thrift issues stabilized at the start of the fourth quarter of 2013 and then traded lower as the budget impasse in Washington continued into a second week. A deal to raise the federal debt ceiling and re-open the U.S. Government lifted thrift stocks and the broader stock market to healthy gains in mid-October. Third quarter earnings reports and signs of merger activity picking up in the thrift sector boosted thrift shares in late-October, which was followed by a slight downturn at the end of October and into early-November as the Federal Reserve concluded its two day meeting by staying the course on quantitative easing and the benchmark interest rate. Thrift shares followed the broader stock market higher through mid-November, as the financial sector benefited from the better-than-expected employment report for October and a continuation of low interest rates. A larger-than-expected increase in a November consumer sentiment index and a decline in weekly jobless claims supported a modest gain for the thrift sector in late-November. Thrift issues generally followed trends in the broader stock market throughout December 2013, declining in early-December on the uncertain outlook for the Federal Reserve’s stimulus efforts and then rallying higher on the stronger-than-expected job growth reflected in the November employment data. After trading in a narrow range into mid-December, the rally in thrift issues resumed following the Federal Reserve’s mid-December meeting and announcement that it will begin to taper its bond buying. Thrift stocks participated in the broader stock market rally to close out 2013, with the SNL Index for all publicly-traded thrifts posting a gain of 25% for all of 2013.

Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff experienced in the broader stock market during the second half of January and the first trading day of February. Janet Yellen’s debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there no plans to change course from the Federal Reserve’s current monetary policies.

RP® Financial, LC.	VALUATION ANALYSIS
IV.13

Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. Lessening concerns about Ukraine, financial sector merger activity and rising home prices boosted thrift shares following the March 1 selloff. The mid-March global sell-off sparked by news of a slowdown in China’s economy impacted thrift shares as well, which was followed by a rebound supported by some favorable economic data including a pick-up in industrial production. Mixed signals from the Federal Reserve regarding the end of its quantitative easing program and a decline in February pending home sales were factors that pressured thrift stocks lower in late-March. Thrift stocks traded up at the end of the first quarter, as comments by the Federal Reserve Chairwoman that the Federal Reserve would continue to support the economic recovery were well received in the broader stock market.

Consistent with the broader stock market, thrift stocks traded lower in early-April 2014 with the release of the March employment report. A disappointing first quarter earnings report posted by J.P. Morgan, along with a selloff in the broader stock market, pressured financial shares lower heading into mid-April. Led by Citigroup’s better-than-expected first quarter earnings report, financial shares participated in the broader stock market rally going in the second half of April. News that Bank of America would suspend its stock buyback program and a planned increase in its quarterly dividend pressured financial shares lower in late-April. Thrift shares traded in a narrow range during early-May and then bounced higher, as the Federal Reserve Chairwoman reiterated the Federal Reserve’s stance to keep short-term interest rates near zero for the foreseeable future. Fresh concerns over the pace of economic growth and weakness in the housing sector pressured financial shares lower in mid-May. On May 16, 2014, the SNL Index for all publicly-traded thrifts closed at 683.1, an increase of 12.4% from one year ago and a decrease of 3.3% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds,

RP® Financial, LC.	VALUATION ANALYSIS
IV.14

effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, one standard conversions and three second-step conversions have been completed during the past three months. The second-step conversion offerings are considered to be more relevant for Pathfinder Bancorp’s pro forma pricing. The average closing pro forma price/tangible book ratio of the three recent second-step conversion offerings equaled 78.90%. On average, the three second-step conversion offerings had price appreciation of 16.10% after their first week of trading. As of May 16, 2014, the three recent second-step conversion offerings showed an average price increase of 19.1% from their respective IPO prices.

Shown in Table 4.3 are the current pricing ratios for the two fully-converted offerings completed during the past three months and trade on NASDAQ. Both Clifton Bancorp and Investors Bancorp were second-step conversion offerings. The current average P/TB ratio of the NASDAQ traded, fully-converted recent conversions equaled 101.00%, based on closing stock prices as of May 16, 2014.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Pathfinder Bancorp’s stock price of recently completed and pending acquisitions of thrift institutions operating in New York. As shown in Exhibit IV-4, there were six New York thrift acquisitions completed from the beginning of 2010 through May 16, 2014 and there is one acquisition pending for a New York savings institution. The recent acquisition activity involving regional financial institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced some degree of acquisition activity as well and, thus, are subject to the same type of acquisition speculation that may influence Pathfinder Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being

RP® Financial, LC.	VALUATION ANALYSIS
IV.15

Table 4.2

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares					Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
							Excluding Foundation					% of	Benefit Plans				Initial								First		After		After
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&	Div.		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(3)	Chge	Month(4)	Chge	5/16/14	Chge
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Home Bancorp Wisconsin, Inc. - WI	4/24/14	HWIS-OTCBB	$115	6.14%	1.53%	158%	$9.0	100%	102%	14.2%	N.A	N.A.	8.0%	4.0%	10.0%	5.1%	0.00%	65.8%	NM	7.4%	-2.3%	11.3%	-20.1%	$10.00	$9.61	-3.9%	$9.26	-7.4%	$8.40	-16.0%	$8.40	-16.0%

Averages - Standard Conversions:			$115	6.14%	1.53%	158%	$9.0	100%	102%	14.2%	N.A.	N.A.	8.0%	4.0%	10.0%	5.1%	0.00%	65.8%	NM	7.4%	-2.3%	11.3%	-20.1%	$10.00	$9.61	-3.9%	$9.26	-7.4%	$8.40	-16.0%	$8.40	-16.0%
Medians - Standard Conversions:			$115	6.14%	1.53%	158%	$9.0	100%	102%	14.2%	N.A.	N.A.	8.0%	4.0%	10.0%	5.1%	0.00%	65.8%	NM	7.4%	-2.3%	11.3%	-20.1%	$10.00	$9.61	-3.9%	$9.26	-7.4%	$8.40	-16.0%	$8.40	-16.0%

Second Step Conversions
New Investors Bancorp, Inc. - NJ*	5/8/14	ISBC-NASDAQ	$16,437	8.56%	0.95%	124%	$2,195.8	61%	110%	2.1%	C/S	$10M/0.5%	3.0%	4.0%	10.0%	0.1%	0.78%	108.4%	31	19.4%	0.6%	18.0%	3.4%	$10.00	$10.42	4.2%	$10.40	4.0%	$10.45	4.5%	$10.45	4.5%
Sugar Creek Financial Corp. - IL*	4/9/14	SUGR-OTCBB	$87	11.96%	2.05%	25%	$3.7	56%	100%	24.7%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	52.1%	20.15	7.4%	0.4%	14.3%	2.6%	$7.00	$9.20	31.4%	$9.00	28.6%	$9.20	36.4%	$9.30	36.4%
Clifton Bancorp Inc. - NJ*	4/2/14	CSBK-NASDAQ	$1,099	17.42%	0.41%	67%	$170.6	64%	87%	1.7%	N.A.	N.A.	6.0%	4.0%	10.0%	0.6%	0.00%	76.4%	47.03	21.2%	0.5%	27.7%	1.6%	$10.00	$11.61	16.1%	$11.57	15.7%	$11.55	15.5%	$11.63	16.3%

Averages - Second Step Conversions:			$5,874	12.65%	1.14%	72%	$790.0	61%	99%	9.5%	N.A.	N.A.	5.7%	4.0%	10.0%	1.9%	0.26%	78.9%	32.7x	16.0%	0.5%	20.0%	2.5%	$9.00	$10.41	17.2%	$10.32	16.1%	$10.40	18.8%	$10.46	19.1%
Medians - Second Step Conversions:			$1,099	11.96%	0.95%	67%	$170.6	61%	100%	2.1%	N.A.	N.A.	6.0%	4.0%	10.0%	0.6%	0.00%	76.4%	31.0x	19.4%	0.5%	18.0%	2.6%	$10.00	$10.42	16.1%	$10.40	15.7%	$10.45	15.5%	$10.45	16.3%

Averages - All Conversions:			$4,434	11.02%	1.24%	94%	$594.8	70%	100%	10.7%	N.A.	N.A.	6.3%	4.0%	10.0%	2.7%	0.20%	75.6%	32.7x	13.9%	-0.2%	17.8%	-3.1%	$9.25	$10.21	12.0%	$10.06	10.2%	$9.90	10.1%	$9.95	10.3%
Medians - All Conversions:			$607	10.26%	1.24%	96%	$89.8	63%	101%	8.1%	N.A.	N.A.	7.0%	4.0%	10.0%	2.7%	0.00%	71.1%	31.0x	13.4%	0.4%	16.2%	2.1%	$10.00	$10.02	10.2%	$9.83	9.9%	$9.83	10.0%	$9.88	10.4%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.	(5) Mutual holding company pro forma data on full conversion basis.
(2) Does not take into account the adoption of SOP 93-6.	(6) Simultaneously completed acquisition of another financial institution.
(3) Latest price if offering is less than one week old.	(7) Simultaneously converted to a commercial bank charter.
(4) Latest price if offering is more than one week but less than one month old.	(8) Former credit union.	May 16, 2014

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

Table 4.3

Market Pricing Comparatives

Prices As of May 16, 2014

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(3)			Financial Characteristics(5)
		Price/	Market	12 Month	Value/	Pricing Ratios(2)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution		Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(4)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Non-MHC Public Companies		$15.85	$379.21	$0.85	$15.42	17.58x	102.78%	12.90%	110.86%	17.68x	$0.29	1.81%	55.15%	$2,715	13.21%	12.25%	2.31%	0.56%	4.39%	0.55%	4.43%
Converted Last 3 Months (no MHC)		$11.04	$2,026.24	$0.27	$11.30	30.74x	99.45%	22.47%	101.00%	32.66x	$0.23	1.46%	62.50%	$9,843	23.10%	22.88%	0.60%	0.57%	2.64%	0.54%	2.51%

Converted Last 3 Months (no MHC)
CSBK	Clifton Bancorp, Inc. of NJ	$11.63	$309.28	$0.21	$13.10	NM	88.78%	24.62%	88.78%	NM	$0.25	2.16%	NM	$1,256	27.73%	27.73%	0.41%	0.48%	1.72%	0.45%	1.62%
ISBC	Investors Bancorp Inc of NJ	$10.45	$3,743.21	$0.32	$9.49	30.74x	110.12%	20.31%	113.22%	32.66x	$0.20	0.75%	62.50%	$18,430	18.46%	18.03%	0.78%	0.66%	3.55%	0.63%	3.40%

(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core = NM if the ratio is negative or above 35x.
(3)	Indicated 12 month dividend, based on last quarterly dividend declared.
(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

acquired, acquisition speculation in Pathfinder Bancorp’s stock would tend to be less compared to the stocks of the Peer Group companies.

D.	Trading in Pathfinder Bancorp’s Stock

Since Pathfinder Bancorp’s minority stock currently trades under the symbol “PBHC” on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Pathfinder Bancorp had a total of 2,623,182 shares issued and outstanding at March 31, 2014, of which 1,039,943 shares were held by public shareholders and traded as public securities. The Company’s stock has had a 52 week trading range of $11.76 to $16.00 per share and its closing price on May 16, 2014 was $14.90 per share. There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock and the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure. The Company currently does not have any senior management positions that are

RP® Financial, LC.	VALUATION ANALYSIS
IV.18

vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

As a fully-converted regulated institution, Pathfinder Bancorp will operate in substantially the same regulatory environment as the Peer Group members – all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Downward
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the FRB and the NYDFS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock – price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing

RP® Financial, LC.	VALUATION ANALYSIS
IV.19

ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

o	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging their offering proceeds, we also gave weight to the other valuation approaches.

o	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

o	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

o	Trading of PBHC stock. Converting institutions generally do not have stock outstanding. Pathfinder Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership and first-step minority stock offering. Since Pathfinder Bancorp is currently traded on the NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the May 16, 2014, stock price of $14.90 per share and the 2,623,182 shares of Pathfinder Bancorp stock outstanding, the Company’s implied market value of $39.1 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Pathfinder Bancorp’s stock was somewhat discounted herein but will become more important towards the closing of the offering.

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and, thus, will slightly increase equity. This pro forma adjustment also takes into account the quarterly dividend paid by the Company in the second quarter of 2014 and to be paid by the Company in the third quarter of 2014. At March 31, 2014, the MHC had estimate pro forma net assets of $346,000, which has been added to the Company’s March 31, 2014 pro forma equity to reflect the consolidation of the MHC into the Company’s operations. Exhibit IV-9 shows that after accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.41%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ ownership interest was reduced from 39.64% to 39.23% and the MHC’s ownership interest was increased from 60.36% to 60.77%.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 16, 2014, the aggregate pro forma market value of Pathfinder Bancorp’s conversion stock equaled $32,909,690 at the midpoint, equal to 3,290,969 shares at $10.00 per share. The $10.00 per share price was determined by the Pathfinder Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 60.77% ownership interest to the public, which provides for a $20,000,000 public offering at the midpoint value.

1.      Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $2.390 million for the twelve months ended March 31, 2014. In deriving Pathfinder Bancorp’s core earnings, the adjustments made to reported

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

earnings were to eliminate net gains on the sale and redemption of investment securities equal to $328,000 and net gains on the sale of loans and other real estate owned equal to $444,000. As shown below, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company’s core earnings were estimated to equal $1.927 million for the twelve months ended March 31, 2014.

Amount
($000)

Net income	$2,390
Deduct; Net gains on sales and redemption of investments(1)	(197)
Deduct: Net gains on sales of loans and OREO(1)	(266)
Core earnings estimate	$1,927

(1)	Adjustments were tax effected at 40.0%.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $32.9 million midpoint value equaled 14.10x and 17.58x, respectively, indicating discounts of 34.66% and 16.92% relative to the Peer Group’s average reported and core earnings multiples of 21.58x and 21.16x, respectively (see Table 4.4). In comparison to the Peer Group’s median reported and core earnings multiples of 19.96x and 21.04x, respectively, the Company’s pro forma reported and core P/E multiples at the midpoint value indicated discounts of 29.36% and 16.44%, respectively. The Company’s pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 11.95x and 18.76x, respectively, and based on core earnings at the minimum and the super maximum equaled 14.89x and 23.43x, respectively.

2.   Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $32.9 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios equaled 68.45% and 75.59%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.31% and 99.65%, the Company’s ratios reflected discounts of 28.18% on a P/B basis and 24.14% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 96.63% and 99.21%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 29.16% and 23.81%, respectively. At the super maximum of the

RP® Financial, LC.	VALUATION ANALYSIS
IV.22

Table 4.4

Public Market Pricing Versus Peer Group

Pathfinder Bancorp, Inc. and the Comparables

As of May 16, 2014

			Market		Per Share Data
			Capitalization		Core	Book						Dividends(3)			Financial Characteristics(5)
			Price/	Market	12 Month	Value/	Pricing Ratios(2)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core		Exchange	Offering
			Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(4)	Assets	Assets	T. Assets	Assets	ROAA	ROAE	ROAA	ROAE	Ratio	Range
			($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	($Mil)
Pathfinder Bancorp, Inc.		NY
Super Maximum			$10.00	$43.52	$0.43	$12.41	18.76x	80.58%	7.93%	88.03%	23.43	$0.12	1.20%	28.12%	$549	12.21%	11.38%	1.76%	0.42%	4.30%	0.34%	3.44%	1.6417x	$26.45
Maximum			$10.00	$37.85	$0.49	13.43	16.26x	74.46%	6.93%	81.77%	20.29	$0.12	1.20%	24.35%	$546	11.70%	10.86%	1.77%	0.43%	4.58%	0.34%	3.67%	1.4276x	$23.00
Midpoint			$10.00	$32.91	$0.57	14.61	14.10x	68.45%	6.06%	75.59%	17.58	$0.12	1.20%	21.10%	$543	11.25%	10.41%	1.78%	0.43%	4.86%	0.34%	3.89%	1.2414x	$20.00
Minimum			$10.00	$27.97	$0.67	16.20	11.95x	61.73%	5.18%	68.63%	14.89	$0.12	1.20%	17.87%	$540	10.79%	9.95%	1.79%	0.43%	5.17%	0.35%	4.14%	1.0552x	$17.00

All Non-MHC Public Companies(6)
Averages			$15.85	$379.21	$0.85	$15.42	17.58x	102.78%	12.90%	110.85%	17.66x	$0.29	1.81%	55.15%	$2,715	13.21%	12.25%	2.31%	0.56%	4.39%	0.55%	4.43%
Median			$14.12	$103.18	$0.60	$14.31	17.00x	93.90%	12.12%	98.99%	16.24x	$0.24	1.55%	43.28%	$846	12.25%	11.27%	1.60%	0.57%	4.56%	0.81%	4.44%

All Non-MHC State of NY(6)
Averages			$11.84	$1,304.08	$0.70	$9.95	17.57x	107.94%	10.49%	129.75%	15.96x	$0.35	2.80%	55.10%	$10,545	9.84%	8.29%	1.63%	0.72%	7.10%	0.72%	6.90%
Medians			$12.58	$554.00	$0.65	$12.03	14.69x	95.96%	11.37%	134.16%	14.46x	$0.26	3.73%	55.17%	$4,280	9.89%	8.12%	1.37%	0.84%	6.62%	0.87%	7.56%

State of NY (7)
AF	Astoria Financial Corp.	NY	$12.58	$1,250.65	NA	$14.31	16.55x	87.93%	8.03%	101.09%	NM	$0.16	1.27%	21.05%	$15,700	9.89%	8.81%	2.96%	0.53%	5.72%	NA	NA
CARV	Carver Bancorp Inc.	NY	$11.66	$43.09	$0.19	$1.50	32.39x	85.46%	7.26%	83.51%	NM	$0.00	0.00%	NM	$639	7.90%	8.08%	3.61%	0.26%	2.82%	0.15%	1.68%
CMSB	CMS Bancorp Inc.	NY	$9.60	$17.88	$0.41	$11.68	18.46x	82.19%	6.72%	82.19%	23.48x	$0.00	0.00%	NM	$267	8.70%	7.84%	2.08%	0.38%	4.38%	0.31%	3.52%
DCOM	Dime Community Bancshares Inc.	NY	$15.03	$554.00	$1.20	$12.03	12.42x	124.97%	12.89%	142.98%	12.54x	$0.56	3.73%	46.28%	$4,280	10.32%	9.14%	0.75%	1.07%	10.18%	1.06%	10.08%
NYCB	New York Community Bancorp	NY	$14.82	$6,560.17	$1.07	$12.97	13.85x	114.24%	13.79%	199.24%	13.83x	$1.00	6.75%	93.46%	$47,567	12.07%	7.30%	0.49%	1.04%	8.36%	1.04%	8.38%
ONFC	Oneida Financial Corp.	NY	$12.73	$89.30	$0.88	$13.27	14.63x	95.96%	11.37%	134.16%	14.46x	$0.48	3.77%	55.17%	$785	11.86%	8.76%	0.17%	0.84%	6.62%	0.85%	6.75%
TRST	TrustCo Bank Corp NY	NY	$6.48	$613.43	$0.42	$3.93	14.69x	164.82%	13.38%	165.07%	15.46x	$0.26	4.05%	59.52%	$4,579	8.12%	8.12%	1.37%	0.93%	11.59%	0.89%	11.01%

Comparable Group
Averages			$16.41	$66.09	$0.70	$17.10	21.58x	95.31%	11.87%	99.65%	21.16x	$0.22	1.34%	83.01%	$517	12.60%	12.22%	1.30%	0.49%	3.93%	0.48%	3.85%
Medians			$15.85	$77.09	$0.45	$15.90	19.96x	96.63%	11.41%	99.21%	21.04x	$0.20	1.33%	47.10%	$523	11.77%	10.92%	1.28%	0.40%	3.54%	0.41%	3.15%

Comparable Group
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	$15.50	$64.89	$0.33	$15.93	NM	97.29%	15.07%	97.29%	NM	$0.20	1.29%	60.61%	$426	16.49%	16.49%	2.48%	0.32%	1.80%	0.32%	1.80%
CBNK	Chicopee Bancorp, Inc.	MA	$16.86	$91.69	$0.08	$16.67	NM	101.13%	15.28%	101.13%	NM	$0.28	1.66%	300.00%	$588	15.69%	15.69%	1.23%	0.44%	2.79%	0.45%	2.88%
CMSB	CMS Bancorp, Inc.	NY	$9.60	$17.88	$0.41	$11.68	18.46x	82.19%	6.72%	82.19%	23.48x	$0.00	0.00%	NM	$263	8.66%	8.66%	2.65%	0.37%	4.29%	0.30%	3.42%
GTWN	Georgetown Bancorp, Inc.	MA	$14.90	$27.33	$0.45	$15.87	33.11x	93.90%	10.19%	93.90%	33.11x	$0.17	1.14%	36.11%	$263	11.00%	11.00%	1.20%	0.32%	2.46%	0.32%	2.46%
HBNK	Hampden Bancorp, Inc.	MA	$16.20	$91.60	$0.76	$15.19	22.82x	106.67%	12.76%	106.67%	21.33x	$0.24	1.48%	33.80%	$694	12.19%	12.19%	1.32%	0.55%	4.31%	0.54%	4.23%
ONFC	Oneida Financial Corp.	NY	$12.73	$89.30	$0.88	$13.27	14.63x	95.96%	11.37%	134.16%	14.46x	$0.48	3.77%	55.17%	$742	12.22%	8.96%	0.22%	0.86%	6.59%	0.91%	7.05%
PEOP	Peoples Federal Bancshares, Inc.	MA	$18.14	$113.68	$0.35	$16.49	NM	110.03%	19.06%	110.03%	NM	$0.20	1.10%	120.00%	$588	17.88%	17.88%	0.47%	0.37%	2.01%	0.37%	2.01%
THRD	TF Financial Corp.	PA	$30.74	$96.88	$2.22	$30.78	13.54x	99.88%	11.45%	105.08%	13.83x	$0.48	1.56%	19.38%	$836	11.35%	10.84%	1.84%	0.85%	7.40%	0.82%	7.20%
WEBK	Wellesley Bancorp, Inc.	MA	$17.76	$43.60	$0.86	$19.32	19.96x	91.92%	9.16%	91.92%	20.74x	$0.00	0.00%	NM	$459	10.20%	10.20%	1.43%	0.55%	5.09%	0.54%	4.94%
WVFC	WVS Financial Corp.	PA	$11.70	$24.08	NA	$15.79	28.54x	74.09%	7.59%	74.09%	NM	$0.16	1.37%	39.02%	$314	10.28%	10.28%	0.20%	0.29%	2.55%	0.28%	2.50%

(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35.0%
(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core = NM if the ratio is negative or above 35x.
(3)	Indicated 12 month dividend, based on last quarterly dividend declared.
(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:  SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.23

range, the Company’s P/B and P/TB ratios equaled 80.58% and 88.03%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 15.45% and 11.66%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 16.61% and 11.27%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which tends to mathematically result in a ratio discounted to book value.

3.         Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $32.9 million midpoint of the valuation range, the Company’s value equaled 6.06% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.87%, which implies a discount of 48.95% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 11.41%, the Company’s pro forma P/A ratio at the midpoint value reflects a discount of 46.89%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, the three recently completed second-step offerings had an average forma price/tangible book ratio at closing of 78.90% (see Table 4.2). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 4.20%. The current average P/TB ratio of the two recent second-step conversions that trade on NASDAQ is 101.00%, based on closing stock prices as of May 16, 2014. In comparison, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 25.16%.

RP® Financial, LC.	VALUATION ANALYSIS
IV.24

Out of the three recent second-step offerings that have been completed, Clifton Bancorp’s second-step offering was viewed to be most comparable to Pathfinder Bancorp’s second-step offering. Clifton Bancorp’s pro forma price/tangible book ratio at closing equaled 76.40% (see Table 4.2). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 1.06%. Clifton Bancorp’s current P/TB ratio, based on closing stock prices as of May 16, 2014, equaled 88.78%. In comparison to Clifton Bancorp’s current P/TB ratio, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 14.86%. Comparative pre-conversion financial data for Clifton Bancorp has been included in the Chapter III tables and show that, in comparison to Pathfinder Bancorp, Clifton Bancorp maintained a higher tangible equity-to-assets ratio (17.40% versus 7.46% for Pathfinder Bancorp), a higher return on average assets (0.59% versus 0.46% for Pathfinder Bancorp) and a lower ratio of non-performing assets as a percent of assets (0.50% versus 1.83% for Pathfinder Bancorp).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 16, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company – was $32,909,690 at the midpoint, equal to 3,290,969 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are shown below.

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

RP® Financial, LC.	VALUATION ANALYSIS
IV.25

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares
Maximum, as Adjusted	4,352,306	2,645,000	1,707,306	1.6417
Maximum	3,784,614	2,300,000	1,484,614	1.4276
Midpoint	3,290,969	2,000,000	1,290,969	1.2414
Minimum	2,797,324	1,700,000	1,097,324	1.0552

Distribution of Shares
Maximum, as Adjusted	100.00%	60.77%	39.23%
Maximum	100.00%	60.77%	39.23%
Midpoint	100.00%	60.77%	39.23%
Minimum	100.00%	60.77%	39.23%

Aggregate Market Value at $10 per share
Maximum, as Adjusted	$43,523,060	$26,450,000	$17,073,060
Maximum	$37,846,140	$23,000,000	$14,846,140
Midpoint	$32,909,690	$20,000,000	$12,909,690
Minimum	$27,973,240	$17,000,000	$10,973,240

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC and PBHC have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the second-step conversion offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.2414 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0552 at the minimum, 1.4278 at the maximum and 1.6417 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.